Exhibit 2.7

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

OUTSOURCING SOLUTIONS INC.,

NCO GROUP, INC.

AND

NCO ACQUISITION SUB, INC.

DATED AS OF

DECEMBER 11, 2007

2.24	Labor Matters.	29
2.25	Insurance.	30
2.26	Related-Party Transactions.	30
2.27	Takeover Statutes.	30
2.28	Investment Company.	31
2.29	Names.	31
2.30	Bankruptcy Proceedings.	31
2.31	Portfolio Acquisitions.	31
2.32	Disclosure.	31

ARTICLE III REPRESENTATIONS AND WARRANTIES OF BUYER AND ACQUISITION SUBSIDIARY		31
3.1	Organization and Good Standing.	32
3.2	Authorization; Binding Agreement.	32
3.3	Governmental Approvals.	32
3.4	No Violations.	32
3.5	Finders and Investment Bankers.	33

ARTICLE IV ADDITIONAL COVENANTS OF THE PARTIES		33
4.1	Conduct of Business of OSI and the OSI Subsidiaries.	33
4.2	Notification of Certain Matters.	36
4.3	Access and Information.	37
4.4	Stockholder Approval.	38
4.5	Commercially Reasonable Efforts.	38
4.6	Public Announcements.	39
4.7	No Solicitation of Acquisition Proposal.	39
4.8	Employment Matters.	40
4.9	Takeover Statutes.	40
4.10	Buyer Consents.	41

ARTICLE V CONDITIONS		41
5.1	Conditions to Each Party’s Obligations.	41
5.2	Conditions to Obligations of OSI.	41
5.3	Conditions to Obligations of Buyer and Acquisition Subsidiary.	42

ARTICLE VI TERMINATION AND ABANDONMENT		43
6.1	Termination.	43
6.2	Procedure Upon Termination.	44
6.3	Breakup Fee.	44

ARTICLE VII INDEMNIFICATION		45
7.1	Stockholder Indemnification.	45
7.2	Buyer Indemnification.	45
7.3	Limits on Indemnification.	46
7.4	Release of Indemnification Escrow Funds; Eckroth Suit.	47
7.5	Tax Treatment.	48
7.6	Indemnification Procedures.	48

ARTICLE VIII MISCELLANEOUS		49
8.1	Confidentiality.	49
8.2	Transfer Taxes.	49
8.3	Amendment and Modification.	49
8.4	Waiver of Compliance; Consents.	50
8.5	Survival of Representations and Warranties.	50
8.6	Notices.	50
8.7	Binding Effect; Assignment.	51
8.8	Expenses.	51
8.9	Governing Law and Jurisdiction.	51
8.10	Counterparts.	51
8.11	Interpretation.	52
8.12	Entire Agreement.	52
8.13	Severability.	52
8.14	Specific Performance.	53
8.15	Third Parties.	53

List of Exhibits:

Form of Certificate of Merger	A
Certificate of Incorporation of Surviving Corporation	B
Bylaws of Surviving Corporation	C
Separation Agreement and Release	D
Escrow Agreement	E

LIST OF SCHEDULES

Schedule	Description
1.3(a)	Notes Payable and Balance Sheet Environmental Liabilities

1.6	Merger Consideration Allocation

1.10	Directors and Officers Post-Merger

1.12(a)-(b)	Indemnification Rights and Tail Insurance Policies

1.13(a)	Tangible Net Worth Schedule and Methodology

2.1(a)	States of Incorporation and Foreign Qualifications of OSI and OSI Subsidiaries

2.2(b)	Rights to Purchase OSI Stock; List of OSI options and warrants

2.2(c)	OSI Stock Transfer Ledger

2.2(d)	Voting Agreements

2.2(e)	OSI Dividends or Distributions

2.3	OSI Subsidiaries

2.5	Governmental Authority Consents

2.6	Required Consents

2.7	Litigation

2.8	Financial Statements

2.10	Absence of Certain Changes

2.11	Compliance with Laws

2.12(b)	Collection Licenses

2.12(d)	Permit Violations

2.13	Finders and Investment Bankers

2.14 – I	Material Contracts

2.14 – II	Material Vendors

2.14 – III	Customer Information

2.15	Employee Benefit Plans

2.16	Tax Matters

2.17	Undisclosed Liabilities

2.18	Environmental Matters

2.19	Intellectual Property

v

Schedule	Description
2.20	Real Estate

2.21	Corporate Records

2.23	Adverse Actions

2.24	Labor Matters

2.25	Insurance

2.29	Names

2.30	Bankrupcty Proceedings

2.31	Portfolio Acquisitions

3.3	Buyer Governmental Consents

3.4	No Violations

3.5	Buyer Finders and Investment Bankers

4.1	Actions by OSI Not Requiring Consent

4.1(v)	Capital Expenditures Budget

4.5(a)	Commercially Reasonable Efforts – Customer Consents

4.8	Employment Matters

5.1(e)	Closing Condition Consents

5.3(g)	Estoppels

8.11	Definition of Knowledge (OSI)

GLOSSARY OF DEFINED TERMS

Term	Page
Accountant	7
Accounts Receivable	15
Acquiror Indemnified Person	46
Acquisition Subsidiary	1
Affiliate	53
Agreement	1
Bankruptcy Court	32
Budget	35
Buyer	1
Certificate of Merger	1
Claim Notice	26
Claim Period	47
Class A Common Stock	2
Class A Preferred Stock	2
Class B Common Stock	11
Class B Preferred Stock	11
Closing	2
Closing Date	2
Closing Date Tangible Net Worth	6
Closing Merger Consideration	2
Code	9
Collection Licenses	16
Comparable Proposal	41
Confirmation Order	32
Consent	13
Contract	16
Current Policies	6
Defense	49
Determination Date	7
DGCL	1
Dissenting Shares	3
Domain Names	27
Eckroth Escrow Amount	48
Eckroth Losses	48
Effective Time	2
Employee Benefit Plans	18
Enforceability Exceptions	13
Environmental	25
Environmental Effective Date	25
Environmental Permits	24

ERISA	18
ERISA Affiliate	18
Escrow Agreement	43
Estimated Tangible Net Worth Amount	2
Exchange Agent	4
Final Decision	48
Final Determination	48
Final Tangible Net Worth Schedule	6
Government Antitrust Entity	39
Governmental Authority	14
Hazardous Substances	25
HSR Act	14
Indemnifiable Losses	46
Indemnification Escrow Amount	8
Indemnification Escrow Deposit	8
Indemnification Matter	48
Indemnification Notice	49
Indemnified Parties	5
Indemnifying Stockholders	46
Indemnitee	49
Indemnitor	49
Intellectual Property	26
IRS	18
Latest Balance Sheet	15
Law	14
Lien	13
Liens	13
Litigation	14
Merger	1
Merger Consideration	2
MEWA	20
Non-Material OSI Employee Benefit Plans	18
Notes Payable and Balance Sheet Environmental Liabilities	2
Notice of Dispute	6
Order	39
Organizational Documents	11
OSI	1
OSI Acquisition Agreement	40
OSI Acquisition Proposal	40
OSI Audited Financial Statements	15
OSI Balance Sheet Date	15
OSI Common Stock	2
OSI Employee Benefit Plans	18
OSI Financial Statements	15
OSI Intellectual Property	26
OSI Material Adverse Effect	11

OSI Material Contract	16
OSI Material Employee Benefit Plans	18
OSI Material Leased Property	28
OSI Material Real Property Leases	28
OSI Minority Entity	13
OSI Permits	16
OSI Preferred Stock	2
OSI Shares	3
OSI Stockholder Approval	38
OSI Stockholder Meeting	38
OSI Subsidiaries	5
OSI’s Knowledge	53
Permitted Liens	28
Person	53
Portfolio Acquisitions	32
Records	38
Related Party	31
Reportable Transaction	23
Stock Units	4
Stockholder’s Representative Post-Closing Account	7
Stockholders’ Representative	9
Subsidiary	53
Superior Proposal	40
Surviving Corporation	1
Surviving Corporation Common Stock	3
Tail Insurance Policies	5
Takeover Statute	31
Tangible Net Worth	6
Tangible Net Worth Adjustment	7
Tangible Net Worth Escrow Amount	8
Tangible Net Worth Escrow Deposit	8
Tangible Net Worth Schedule	6
Target Indemnified Stockholders	46
Targeted Amount	7
Tax	24
Tax Return	24
Taxing Authority	24
Third Party Claim	49
Transfer Taxes	50
Union	32
Union Plan of Reorganization	32
Voting Agreement	1
WARN Act	41

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (the “Agreement”) is made and entered into as of December 11, 2007, by and among Outsourcing Solutions Inc., a Delaware corporation (“OSI”), NCO Group, Inc., a Delaware corporation (“Buyer”), and NCO Acquisition Sub, Inc., a Delaware corporation and wholly owned direct subsidiary of Buyer (“Acquisition Subsidiary”).

Recitals

A. The respective Boards of Directors of OSI, Buyer and Acquisition Subsidiary have approved the merger (the “Merger”) of Acquisition Subsidiary with and into OSI in accordance with the terms and conditions of this Agreement and determined that the Merger is desirable and in the best interests of their respective stockholders and have approved, adopted and declared advisable this Agreement and the transactions contemplated hereby.

B. Certain stockholders of OSI entered into a Voting Agreement, dated as of December 11, 2007 (the “Voting Agreement”), which provides, among other things, that such stockholders will vote, by written consent or at any duly called meeting, all of the OSI Shares owned by them in favor of the Merger.

C. OSI, Acquisition Subsidiary and Buyer desire to make certain representations, warranties and agreements in connection with, and establish various conditions precedent to, the Merger.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE I

TERMS OF THE MERGER

1.1 The Merger. Upon the terms and subject to the conditions of this Agreement, the Merger shall be consummated in accordance with the General Corporation Law of the State of Delaware (the “DGCL”). At the Effective Time, upon the terms and subject to the conditions of this Agreement, Acquisition Subsidiary shall be merged with and into OSI in accordance with the DGCL, and the separate existence of Acquisition Subsidiary shall thereupon cease, and OSI, as the surviving corporation in the Merger (the “Surviving Corporation”), shall continue its corporate existence under the Laws of the State of Delaware as a subsidiary of Buyer. The parties shall prepare and execute a certificate of merger (the “Certificate of Merger”) in substantially the form attached hereto as Exhibit A in order to comply in all respects with the requirements of the DGCL and with the provisions of this Agreement.

1.2 Effective Time; Closing. The Merger shall become effective at the time of the filing of the Certificate of Merger with the Secretary of State of Delaware in accordance with the applicable provisions of the DGCL, or at such later time as may be specified in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”). The Certificate of Merger shall be filed on the Closing Date or as soon as practicable thereafter. The consummation of the Merger (the “Closing”) shall take place at the offices of Bryan Cave LLP, 211 N. Broadway, Suite 3600, St. Louis, Missouri 63102, at 10:00 a.m. on the last business day of the month in which the conditions set forth in Article V are satisfied (or, to the extent permitted by Law, waived by all parties) or at such other place, time and date as shall be agreed in writing between the Parties (the date on which the Closing shall occur is herein referred to as the “Closing Date”).

1.3 Merger Consideration.

(a) The aggregate consideration payable by Buyer hereunder (the “Merger Consideration”) shall be equal to (A) $325,000,000, (B) less the amount to be used to pay the debt, notes payable and balance sheet liabilities for environmental obligations as reflected on OSI’s balance sheet and as accrued as of the Closing Date and all of which are set forth on Schedule 1.3(a) hereof (collectively, “Notes Payable and Balance Sheet Environmental Liabilities”) and (C) plus or minus the Estimated Tangible Net Worth Amount. The Merger Consideration shall be allocated among the various classes of stock of OSI pursuant to the provisions of this Section 1.3. Not later than three (3) days before Closing, Buyer and OSI will in good faith jointly estimate, on a reasonable basis using OSI’s then available financial information, the Closing Date Tangible Net Worth (as defined in Section 1.13); such estimate less the Targeted Amount (as defined in Section 1.13) is herein the “Estimated Tangible Net Worth Amount.” At the Closing, Buyer shall deposit, or shall cause to be deposited, with the Escrow Agent (as defined in Section 1.6(a)) a portion of the Merger Consideration equal to the Escrow Amount (as defined in Section 1.15) in accordance with Sections 1.14 and 1.15. The Merger Consideration less the Escrow Amount shall be referred to herein as the “Closing Merger Consideration.”

(b) Subject to Section 1.5 and any applicable backup or other withholding requirements, (i) each of the issued and outstanding shares of OSI Class A Common Stock, par value $.01 per share (“Class A Common Stock” or “OSI Common Stock”) as of the Effective Time shall be converted into and become the right to receive, and there shall be paid and issued as hereinafter provided, in exchange for such share of Class A Common Stock, an amount determined as set forth on Schedule 1.6, plus the amount in cash, if any, payable with respect to such share in accordance with the provisions of Sections 1.13 and 1.14 hereof and the Escrow Agreement.

(c) Subject to Section 1.5 and any applicable backup or other withholding requirements, (i) each of the issued and outstanding shares of Class A Convertible Preferred Stock of OSI, par value $.01 per share (“Class A Preferred Stock” or “OSI Preferred Stock”) as of the Effective Time shall be converted into and become the right to receive, and there shall be paid and issued as hereinafter provided, in exchange for such share of Class A Preferred Stock, an amount determined as set forth on Schedule 1.6, plus the amount in cash, if any, payable with respect to such share in accordance with the provisions of Sections 1.13 and 1.14 hereof and the Escrow Agreement.

(d) The shares of OSI Common Stock and OSI Preferred Stock entitled to be converted into the Merger Consideration are referred to herein as the “OSI Shares.”

(e) Each of the OSI Shares held in the treasury of OSI or by a wholly owned subsidiary of OSI shall be canceled as of the Effective Time, and no Merger Consideration shall be payable with respect thereto. From and after the Effective Time, there shall be no further transfers on the stock transfer books of OSI of any of the OSI Shares outstanding at the Effective Time.

(f) If between the date of this Agreement and the Effective Time the number of outstanding OSI Shares is changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split-up, combination, exchange of shares or the like, other than pursuant to the Merger, the amount of Merger Consideration payable per OSI Share shall be correspondingly adjusted.

(g) If payment is to be made to a Person other than the registered holder of the OSI Shares or Stock Units initially represented by the book entry of OSI, it shall be a condition to such payment that the book entry transfer procedures be satisfied in advance of such payment and further that the Person requesting such payment shall pay (i) to the Exchange Agent any applicable stock transfer Taxes required as a result of such payment to a Person other than the book entry registered holder of such OSI Shares or (ii) establish to the reasonable satisfaction of the Exchange Agent that such stock transfer taxes have been paid or are not payable.

1.4 Conversion of Acquisition Subsidiary Stock. At the Effective Time, each share of Acquisition Subsidiary common stock outstanding immediately prior to the Merger shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, which share shall constitute all of the issued and outstanding capital stock of the Surviving Corporation (the “Surviving Corporation Common Stock”).

1.5 Stockholders’ Rights upon Merger.

(a) Upon consummation of the Merger, at the Effective Time all OSI Shares shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each holder of such OSI Shares shall thereafter cease to have any rights with respect thereto, and, subject to applicable Law and this Agreement, shall only represent the right to receive the applicable portion of the Merger Consideration in accordance with this Article I.

(b) To the extent that appraisal rights are available under Section 262 of the DGCL, OSI Shares that are issued and outstanding immediately prior to the Effective Time and that have not been voted for adoption of this Agreement and with respect to which appraisal rights have been properly and timely perfected in accordance with Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive such Merger Consideration at or after the Effective Time. If a holder of Dissenting Shares effectively withdraws or loses his, her or its right to appraisal and payment under the DGCL, then, as of the Effective Time or the occurrence of such event, whichever later occurs, such holder’s Dissenting Shares shall cease to be OSI Shares and shall be converted into and represent the right to receive the applicable Merger Consideration in accordance with Section 1.3. OSI shall give Buyer prompt notice of any demand received by OSI for appraisal of shares of OSI Shares.

1.6 Exchange Procedures; Debt Payment.

(a) At the Closing, Buyer shall deposit, or shall cause to be deposited, with OSI’s transfer agent (the “Exchange Agent”) the Closing Merger Consideration allocated to OSI Common Stock, as set forth on Schedule 1.6. The Closing Merger Consideration allocated to the Class A Preferred Stock and the Stock Units shall be delivered by Buyer to the Exchange Agent, immediately following the Effective Time, as provided on Schedule 1.6. The Exchange Agent shall deliver to each holder of record of OSI Shares, whose OSI Shares were converted into the right to receive Merger Consideration pursuant to Sections 1.3 and 1.5, the applicable Closing Merger Consideration payable in accordance with the customary procedures of the Exchange Agent in connection with an exchange for book entry securities. Until so exchanged, each outstanding OSI Share after the Effective Time shall be deemed for all purposes to evidence the right to receive only the applicable Merger Consideration. Any amount of the Escrow Amount paid to the Stockholders’ Representative shall be paid to the holders of the OSI Common Stock, the holders of the Class A Preferred Stock and the holders of the Stock Units in accordance with Schedule 1.6.

(b) At the Closing, Buyer, on behalf of OSI and in accordance with the terms of and pursuant to the payoff letters delivered to Buyer by OSI at least two business days prior to the Closing Date shall pay the amount of Notes Payable and Balance Sheet Environmental Liabilities all as set forth on Schedule 1.3(a).

(c) If any cash deposited with the Exchange Agent remains unclaimed twelve (12) months after the Effective Time, such cash shall be returned to the Surviving Corporation upon demand, and any holder who has not satisfied the book entry procedures in exchange for the Merger Consideration prior to that time shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration. Notwithstanding the foregoing, none of the Buyer, the Acquisition Subsidiary, OSI, the Surviving Corporation or the Exchange Agent shall be liable to any holder of OSI Shares or Stock Units for any amount paid to a public official pursuant to any applicable unclaimed property Laws. Any amounts remaining unclaimed by holders of OSI Shares or Stock Units as of a date immediately prior to such time that such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation on such date, free and clear of any claims or interest of any Person previously entitled thereto.

1.7 Stock Units. At the Effective Time, each Stock Unit (as defined in that certain Outsourcing Solutions 2003 Management Incentive Plan) ( “Stock Units”) representing the right to receive shares of OSI Class A Common Stock shall, by virtue of the Merger, be fully vested. Each such Stock Unit shall, by virtue of the Merger, cease to be a right to acquire shares of OSI Class A Common Stock and each holder of Stock Units shall be entitled to receive for each Stock Unit an amount determined as set forth on Schedule 1.6.

1.8 Certificate of Incorporation and Bylaws of Surviving Corporation. At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety in the form set forth on Exhibit B attached hereto, until thereafter amended as provided therein or by applicable Law. At the Effective Time, the Bylaws of the Surviving Corporation shall be amended and restated in their entirety in the form set forth on Exhibit C attached hereto, until thereafter amended as provided therein or by applicable Law.

1.9 Other Effects of Merger. The Merger shall have all further effects as specified in the applicable provisions of the DGCL.

1.10 Directors and Officers Post-Merger. The individuals listed on Schedule 1.10 attached hereto shall be the directors and officers of the Surviving Corporation, respectively, until their successors shall have been duly elected and qualified or until their earlier death, resignation or removal.

1.11 Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances, consents or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of Acquisition Subsidiary, OSI or OSI’s Subsidiaries (the “OSI Subsidiaries”) or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of Acquisition Subsidiary, OSI or the OSI Subsidiaries, as the case may be, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of Acquisition Subsidiary, OSI or the OSI Subsidiaries, as the case may be, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation and its subsidiaries or otherwise to carry out this Agreement.

1.12 Indemnification of Officers and Directors.

(a) Until such time as the applicable statute of limitations shall have expired, but in no event greater than six (6) years after the Closing Date, Buyer shall provide to each present or former director and officer of OSI (and the directors and officers (both past and present) of the OSI Subsidiaries) (the “Indemnified Parties”), the indemnification rights (including any rights to mandatory advancement of expenses) to which such Indemnified Parties are entitled, whether from OSI or the OSI Subsidiaries, immediately prior to the Merger, whether under the DGCL, the Organizational Documents of OSI or under any of the individual agreements or other arrangements by OSI or the OSI Subsidiaries with an Indemnified Party which are listed on Schedule 1.12(a).

(b) Prior to the Effective Time, Buyer shall purchase (and after the Effective Time, Buyer shall keep in force and/or cause the Surviving Corporation to obtain and keep in force) one or more policies of directors’ and officers’ liability insurance with respect to claims arising from facts or events which occurred at or before the Effective Time (“Tail Insurance Policies”) for the benefit of those persons who are currently covered by the current policies of directors’ and officers’ liability insurance maintained by OSI or the OSI Subsidiaries (the “Current Policies”), with such Tail Insurance Policies providing at least the terms and conditions described on Schedule 1.12(b); provided, however, that in no event shall Buyer be obligated to incur, on an annual basis, with respect to one or more of such policies, an aggregate premium cost of greater than $400,000.

(c) This Section 1.12 shall survive the Closing and is intended to benefit each of the Indemnified Parties and such covered persons’ respective heirs and representatives (each of whom shall be entitled to enforce this Section 1.12 against Buyer and the Surviving Corporation and their respective affiliates) and shall be binding on all successors and assigns of Buyer and the Surviving Corporation and their respective affiliates.

1.13 Tangible Net Worth Adjustment.

(a) The Stockholders’ Representative shall cause to be prepared a schedule of Tangible Net Worth (as defined below) (the “Tangible Net Worth Schedule”), determined in accordance with the accounting methodologies set forth on Schedule 1.13(a). The Stockholders’ Representative shall deliver the Tangible Net Worth Schedule to Buyer within ninety (90) days after the Closing Date. Buyer shall review the Tangible Net Worth Schedule and, in connection therewith, Buyer and its accountants shall be entitled to review the Stockholders’ Representative’s working papers, trial balances and similar materials relating to the Stockholders’ Representative’s preparation of the Tangible Net Worth Schedule. The Tangible Net Worth Schedule shall be deemed final (the “Final Tangible Net Worth Schedule”) upon the earliest of (i) the date on which Buyer and the Stockholders’ Representative agree that the Tangible Net Worth Schedule is final, (ii) if Buyer has not earlier notified the Stockholders’ Representative, in writing, of a dispute in amounts shown on the Tangible Net Worth Schedule (a “Notice of Dispute”), the twenty fifth (25th) business day after delivery of the Tangible Net Worth Schedule by the Stockholders’ Representative to Buyer, or (iii) the date on which any disputes relating to the Tangible Net Worth Schedule are resolved, as described in this Section 1.13. The Tangible Net Worth, determined by reference to the Final Tangible Net Worth Schedule, is referred to herein as the “Closing Date Tangible Net Worth”. For purposes of this Section 1.13, “Tangible Net Worth” shall mean the excess of OSI’s total assets (other than OSI’s intangible assets), including cash (for clarification, other than the Escrow Amount), prepaid expenses, Accounts Receivable, fixed and other tangible assets as of the Closing Date (calculated immediately following any payment made pursuant to Section 1.13(f)) over OSI’s total liabilities (other than Notes Payable and Balance Sheet Environmental Liabilities and mandatorily redeemable preferred stock) including accrued expenses and accounts payable, as of the Closing Date, determined in accordance with GAAP consistently applied; provided, however, that (i) all OSI fees, costs, payments, and expenses for advisors, brokers, lawyers, accountants and other professionals, and payments due to employees that arise solely as a result of a change of control, in each case, incurred, or to be incurred, in connection with the transactions contemplated by this Agreement shall have either been paid prior to the Closing Date or accrued as a liability on the Tangible Net Worth Schedule regardless of whether or not required by GAAP, and (ii) any portion of a retention payment payable to an employee but not specifically in connection with the transactions contemplated by this Agreement shall be accrued as a liability on the Tangible Net Worth Schedule to the extent required by GAAP. Also attached as Schedule 1.13(a) is a sample calculation of Tangible Net Worth.

(b) If Buyer disputes the Closing Date Tangible Net Worth as calculated by the Stockholders’ Representative, not more than twenty five (25) business days after the date Buyer receives such Tangible Net Worth Schedule, Buyer shall deliver to the Stockholders’ Representative a Notice of Dispute. Upon receipt of the Notice of Dispute, Buyer and the Stockholders’ Representative shall promptly consult with each other with respect to the specified points of disagreement in an effort to resolve the dispute. If any such dispute cannot be resolved by Buyer and the Stockholders’ Representative within twenty five (25) business days after the

Stockholders’ Representative receives the Notice of Dispute, Buyer and the Stockholders’ Representative shall jointly refer the dispute to KPMG LLP or such other national accounting firm that has no material relationship with any of the parties as the parties may mutually agree upon (“Accountant”) as an arbitrator to finally resolve, as soon as practicable, and in any event within forty-five (45) calendar days after such reference, those items and amounts specifically set forth and objected to in the Notice of Dispute with respect to the Closing Date Tangible Net Worth reflected on the Tangible Net Worth Schedule. For purposes of such arbitration each of the Stockholders’ Representative and Buyer shall submit a proposed calculation of the Closing Date Tangible Net Worth. The Accountant shall apply the terms of this Section 1.13 and shall otherwise conduct the arbitration under such procedures as the parties may agree or, failing such agreement, under the then prevailing Commercial Rules of the American Arbitration Association. Each of the parties shall bear its own expenses in connection with the arbitration. The fees and expenses of the Accountant incurred in connection with the arbitration of the Closing Date Tangible Net Worth shall be allocated fifty percent (50%) to the Stockholders’ Representative and fifty percent (50%) to Buyer; provided, that such fees and expenses shall not include, so long as a party complies with the procedures of this Section 1.13, the other party’s outside counsel or accounting fees. All determinations by the Accountant shall be final, conclusive and binding with respect to the Closing Date Tangible Net Worth, in the absence of fraud or manifest error. The scope of the disputes to be arbitrated by the Accountant is limited to whether the calculation of Closing Date Tangible Net Worth was done in a manner consistent with this Agreement and Schedule 1.13. The date on which the Closing Date Tangible Net Worth is finally determined in accordance with this Section 1.13(a) is hereinafter referred to as, the “Determination Date”.

(c) “Tangible Net Worth Adjustment”, which may be positive or negative, means (i) the Closing Date Tangible Net Worth, minus (ii) $29,100,000 (the “Targeted Amount”) and minus (iii) the Estimated Tangible Net Worth Amount.

(d) If the Tangible Net Worth Adjustment is a positive number, then, promptly following the Determination Date, and in any event within five (5) business days of the Determination Date, Buyer shall deposit (by wire transfer of immediately available funds) in the Stockholders’ Representative’s Post-Closing Account (defined below), for distribution to the stockholders of OSI and holders of Stock Units, the Tangible Net Worth Adjustment, together with interest thereon, calculated from the Determination Date, at the Federal Funds Rate as it appears in the Wall Street Journal from the Closing Date, determined based upon a 360-day year. For purposes of this Agreement, “Stockholder’s Representative’s Post-Closing Account” shall mean a bank account to be established by Stockholder’s Representative and Stockholder’s Representative will provide the appropriate information regarding such account to Buyer in writing within five (5) days following the Closing. Further, the Tangible Net Worth Escrow Amount shall be distributed out of the Escrow Amount to the Stockholders’ Representative for distribution to the Stockholders of OSI and the holders of Stock Units.

(e) If the Tangible Net Worth Adjustment is a negative number, then, promptly following the Determination Date, and in any event within five (5) business days of the Determination Date, the parties shall cause the Escrow Agent to pay (by wire transfer of immediately available funds) to Buyer out of the Escrow Amount an amount equal to the lesser of (A) the Tangible Net Worth Adjustment, together with any interest earned on that portion of the Escrow Amount equal to the Tangible Net Worth Adjustment or (B) the full amount of the Escrow Amount, together with interest thereon, calculated from the Determination Date, at the Federal Funds Rate as it appears in the Wall Street Journal from the Closing Date, determined based upon a 360-day year. Any payments required to be made under this Section 1.13(e) shall be paid out of the Escrow Amount to the extent funds are available (i.e., first out of the Tangible Net Worth Escrow Amount and, if insufficient, then out of the Indemnification Escrow Amount), it being understood and agreed that the Escrow Amount shall be the sole recourse of Buyer for claims under this Section 1.13(e) and that no recourse may be sought directly against any stockholder of OSI.

(f) At the Closing, Seller shall make a voluntary prepayment of up to $10,000,000 toward the outstanding principal amount due under Seller’s Credit Facility (as defined on Schedule 1.3(a)); provided, however, in no event shall Seller be required to make any payment that, in Seller’s good faith judgment, would cause the actual operating cash balance at such time to be less than $20,000,000.

1.14 Tangible Net Worth Escrow. $10,000,000 (the “Tangible Net Worth Escrow Deposit”), together with any income earned thereon, less any reasonable expenses incurred by the Stockholders’ Representative in connection with the transactions contemplated by this Agreement (collectively, the “Tangible Net Worth Escrow Amount”), shall be distributed to the stockholders of OSI and the holders of the Stock Units in accordance with the terms of such Escrow Agreement, subject to the right of Buyer to have such Tangible Net Worth Escrow Amount available to it on the terms and conditions set forth in Section 1.13 and in the Escrow Agreement.

1.15 Indemnification Escrow. $10,000,000 (the “Indemnification Escrow Deposit”), together with any income earned thereon, less any reasonable expenses incurred by the Stockholders’ Representative in connection with the transactions contemplated by this Agreement (collectively, the “Indemnification Escrow Amount” and, together with the Tangible Net Worth Escrow Amount, the “Escrow Amount”), shall be distributed to the stockholders of OSI and the holders of Stock Units in accordance with the terms of such Escrow Agreement, subject to the right of Buyer to have such Indemnification Escrow Amount available to it on the terms and conditions set forth in Article VIII and in the Escrow Agreement.

1.16 Withholding. Notwithstanding anything herein to the contrary, Buyer (or Exchange Agent acting on behalf of Buyer) will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as Buyer or the Surviving Corporation, as the case may be, is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by Buyer or the Surviving Corporation, such withheld amounts will be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made by Buyer or the Surviving Corporation.

1.17 Appointment of Stockholder’s Representative

(a) Each stockholder of OSI and each holder of Stock Units hereby appoints Paul Wood as his or her or its agent and true and lawful attorney-in-fact with the powers set forth in this Section 1.17, and Paul Wood hereby accepts such appointment, as the “Stockholders’ Representative.” The Stockholders’ Representative shall, and shall have full power and authority to, act on behalf of the stockholders of OSI and the holders of Stock Units in connection with all matters relating to this Agreement, the Escrow Agreement or any of the transactions and other matters contemplated hereby or thereby. The Stockholders’ Representative shall be the exclusive agent for and on behalf of the stockholders of OSI and the holders of Stock Units immediately prior to the Effective Time to: (i) give and receive notices and communications to or from Buyer, Acquisition Subsidiary or the Escrow Agent relating to this Agreement, the Escrow Agreement or any of the transactions and other matters contemplated hereby or thereby; (ii) authorize deliveries to Buyer and Acquisition Subsidiary of cash or other property from the Escrow Amount in satisfaction of claims asserted by Buyer and Acquisition Subsidiary (on behalf of itself or any other Indemnified Person, including by not objecting to such claims); (iii) object to such claims; (iv) consent or agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to, such claims; and (v) take all actions necessary or appropriate in the judgment of the Stockholders’ Representative for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance. The Stockholders’ Representative shall be the sole and exclusive means of asserting or addressing any of the above and no former stockholder of OSI or holder of Stock Units shall have any right to act on its own behalf with respect to any such matters or other matters relating to this Agreement, the Escrow Agreement or any of the transactions or other matters contemplated hereby or thereby, other than any claim or dispute against the Stockholders’ Representative. Buyer and Acquisition Subsidiary, together with their respective Affiliates, shall be entitled to rely upon, and shall be fully protected in relying upon, the power and authority of the Stockholders’ Representative without independent investigation. No bond shall be required of the Stockholders’ Representative. Notices or communications to or from the Stockholders’ Representative shall constitute notice to or from each of the stockholders of OSI and holders of Stock Units immediately prior to the Effective Time. Each stockholder of OSI and each holder of Stock Units hereby agrees to indemnify and hold the Stockholders’ Representative harmless from and against, any and all liabilities or losses imposed on, incurred by or asserted against the Stockholders’ Representative in connection with this Agreement, except in the event of the Stockholders’ Representative’s gross negligence or willful misconduct and the Stockholders’ Representative shall be entitled to reimbursement from the Escrow Amount of all reasonable expenses and losses and liabilities incurred in the performance of his duties as the Stockholders’ Representative under this Agreement, including, but not limited to, the right to employ financial and legal advisors and other agents to undertake or to assist in the assessment, litigation and/or settlement of any such claims; provided, however, that Buyer shall not have any obligation or liability for such expenses or for payment of any fees of the Stockholders’ Representative. The Stockholders’ Representative is expressly authorized to rely upon the advice of such consultants and agents. In the event the Stockholders’ Representative dies or is unable or refuses to serve, the stockholders of OSI and holders of Stock Units will promptly notify Buyer in writing of the designation by them of a successor to act as the Stockholders’ Representative hereunder.

(b) Buyer and Acquisition Subsidiary, together with their respective Affiliates, shall have no liability or obligation to any of the former stockholders of OSI and holders of Stock Units or any other constituencies for any acts or omissions of the Stockholders’ Representative (including any failure to deliver amounts paid to the Stockholders’ Representative on behalf of any of the former stockholders of OSI and holders of Stock Units or any other constituencies), or any acts or omissions taken or not taken by any other Persons at the direction of the Stockholders’ Representative.

(c) Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Stockholders’ Representative that is within the scope of the Stockholders’ Representative’s authority under this Section 1.17 shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all stockholders of OSI and all holders Stock Units immediately prior to the Effective Time and shall be final, binding and conclusive upon each such holder and each Buyer Indemnified Person, and the Escrow Agent and Buyer shall be entitled to rely upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such stockholder of OSI and holder of Stock Units.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF OSI

OSI makes the following representations and warranties to Buyer, each of which is true and correct on the date hereof and which shall be true and correct as of the Closing:

2.1 Organization and Good Standing.

(a) OSI is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of the OSI Subsidiaries and FCB (as defined in Section 8.11) is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation, as set forth on Schedule 2.1(a).

(b) Each of OSI and the OSI Subsidiaries is qualified to do business as a foreign corporation in each jurisdiction where the character of its activities or location of its owned or leased properties requires such qualification, except where the failure to be so qualified would not have an OSI Material Adverse Effect. For purposes of this Agreement, “OSI Material Adverse Effect” shall mean a material adverse effect on (i) the business, assets, condition (financial or otherwise), properties, liabilities or the results of operations of OSI and the OSI Subsidiaries, taken as a whole, (ii) the ability of OSI to perform its obligations set forth in this Agreement, or (iii) the ability of OSI to timely consummate the transactions contemplated by this Agreement. Schedule 2.1(a) identifies each jurisdiction in which OSI and each of the OSI Subsidiaries is currently qualified to do business as a foreign corporation.

(c) OSI has delivered or made available to Buyer true and complete copies, as applicable, of the articles/certificates of incorporation, bylaws, certificates of formation, operating agreements or other organizational documents, including all amendments thereto,

(collectively, the “Organizational Documents”) of OSI, the OSI Subsidiaries and FCB. Except as otherwise contemplated by this Agreement, the Organizational Documents of OSI, the OSI Subsidiaries and FCB will not be amended prior to the Closing Date.

2.2 Capitalization.

(a) As of the date hereof, the authorized capital stock of OSI consists of 15,020,000 shares, of which (i) 1,000,000 shares have been designated as Class A Preferred Stock, (ii) 20,000 shares have been designated as Class B Preferred Stock, par value $0.01 per share (“Class B Preferred Stock”), (iii) 10,000,000 shares have been designated as Class A Common Stock, and (iv) 4,000,000 shares have been designated as Class B Common Stock, par value $0.01 per share (“Class B Common Stock”). Of such authorized shares, as of the date hereof, there are issued and outstanding (1) 1,000,000 shares of Class A Preferred Stock, (2) no shares of Class B Preferred Stock, (3) 4,016,100 shares of Class A Common Stock and (4) no shares of Class B Common Stock. No shares of OSI Common Stock or OSI Preferred Stock are issued and held in the treasury of OSI, and no other class or series of capital stock of OSI is issued or outstanding. All issued and outstanding shares of capital stock of OSI have been duly authorized, validly issued, fully paid and are nonassessable and were issued in compliance with applicable Laws or pursuant to valid exemptions therefrom.

(b) Except as set forth on Schedule 2.2(b), and except for shares of OSI Common Stock issuable upon conversion of the OSI Preferred Stock, there are no outstanding rights (either preemptive or other), options, warrants, units, Contracts, commitments, understandings, agreements or arrangements of any kind to which OSI or any of the OSI Subsidiaries is a party to by which any of them is bound (i) obligating OSI or any of the OSI Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, (1) additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, OSI or (2) any bonds, debentures, notes or other indebtedness of OSI having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of OSI Common Stock or OSI Preferred Stock may vote, (ii) obligating OSI or any of the OSI Subsidiaries to issue, grant, extend or enter into any such option, warrant, call, right, security, Contract, commitment, understanding, agreement or arrangement, (iii) that give any Person the right to receive any economic benefit or right similar to, or derived from, the economic benefits and rights occurring to holders of OSI Common Stock or OSI Preferred Stock or (iv) obligating OSI, FCB or any of the OSI Subsidiaries to repurchase, redeem or otherwise acquire any capital stock or other securities. Schedule 2.2(b) sets forth, as of the date hereof, a list of each outstanding and unexercised stock unit, warrant and option exercisable or convertible for shares of OSI Common Stock or OSI Preferred Stock and the grant date, exercise or conversion price, number of shares of OSI Common Stock or OSI Preferred Stock issuable upon exercise or conversion thereof, vesting schedule and underlying plan, if any, of each such outstanding and unexercised stock unit, warrant and option.

(c) Schedule 2.2(c) contains a true and correct copy of OSI’s book entry ledger reflecting the record holders of OSI’s Class A Common Stock and Class A Preferred Stock and the number of shares held by each as of the date of this Agreement. Each of such holders is the owner of record of the number of shares of OSI Class A Common Stock and OSI Class A Preferred Stock set forth opposite the name of each holder on Schedule 2.2(c).

(d) Except as set forth in Schedule 2.2(d), there are no voting trusts, voting agreements, proxies or other agreements, instruments or understandings with respect to the voting of the capital stock of OSI to which OSI or, to the Knowledge of OSI, any of its stockholders is a party.

(e) OSI has reserved, and at all times from and after the date hereof to the Effective Time will keep reserved, free from preemptive rights, out of its authorized but unissued shares of OSI Common Stock, sufficient shares of Class B Common Stock solely for the purpose of effecting the conversion of the issued and outstanding shares of Class A Preferred Stock and sufficient shares of Class A Common Stock to provide for the conversion of all Stock Units into shares of Class A Common Stock.

(f) Except as set forth on Schedule 2.2(e), other than the issuance of OSI Common Stock upon the conversion of Stock Units, since the OSI Balance Sheet Date, OSI has not declared or paid any dividend or distribution in respect of any capital stock or other securities of OSI, and neither OSI nor any of the OSI Subsidiaries has issued, sold, repurchased, redeemed or otherwise acquired any capital stock of or other equity interest in OSI, and their respective Boards of Directors or similar governing bodies have not authorized any of the foregoing.

(g) As of the date hereof, neither OSI nor any of the OSI Subsidiaries has entered into any commitment, arrangement or agreement, or are otherwise obligated, to contribute capital, loan money or otherwise provide funds or make additional investments in any OSI Subsidiary or OSI Minority Entity or any other Person, other than any such commitment, arrangement or agreement in the ordinary course of business consistent with past practice.

2.3 Subsidiaries. Schedule 2.3 attached hereto sets forth the name, jurisdiction of organization, amount and percentages of outstanding capital stock or other interest held, directly or indirectly, by OSI and other Persons, with respect to each OSI Subsidiary, FCB or other Person in which OSI or an OSI Subsidiary holds, directly or indirectly, any capital stock or other interest (an “OSI Minority Entity”). Except as set forth on Schedule 2.3, all of the capital stock and other interests so held are owned by OSI or an OSI Subsidiary free and clear of any charges, claims, liens, encumbrances, options, pledges, mortgages, security interests or restrictions of any kind (each a “Lien” and collectively, “Liens”) with respect thereto. All of the outstanding shares of capital stock and other interests in each of the OSI Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and were issued free of preemptive rights and in compliance with applicable corporate, limited liability company and securities Laws. Except as set forth on Schedule 2.3, there are no irrevocable proxies, voting agreements or similar obligations with respect to such capital stock or other interests of the OSI Subsidiaries or an OSI Minority Entity, and no equity securities or other interests of any of the OSI Subsidiaries are or may become required to be issued or purchased by reason of any options, warrants, rights to subscribe to, puts, calls, reservation of shares or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any capital stock or other interests of any OSI Subsidiary, and there are no contracts, commitments, understandings, agreements or arrangements by which any OSI Subsidiary is bound to issue additional shares of its capital stock or other interests, or options, warrants or rights to purchase or acquire any additional shares of its capital stock or other interests or securities convertible into or exchangeable for such shares or interests.

2.4 Authorization; Binding Agreement.

(a) OSI has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including, but not limited to, the Merger, have been duly and validly authorized by OSI’s Board of Directors, and no other corporate proceeding on the part of OSI is necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby (other than the adoption of this Agreement by the stockholders of OSI in accordance with the DGCL and the Organizational Documents of OSI). This Agreement has been duly and validly executed and delivered by OSI and constitutes the legal, valid and binding agreement of OSI, enforceable against OSI in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar Laws affecting the enforcement of creditors’ rights generally and by principles of equity regarding the availability of remedies (“Enforceability Exceptions”).

(b) The only votes of any class or series of capital stock of OSI necessary to adopt or approve this Agreement, the Merger and the other transactions contemplated by this Agreement are approvals by a majority of the voting power of the holders of the outstanding shares of OSI Common Stock and Class A Preferred Stock (voting on an as converted basis) voting together as a single class.

2.5 Governmental Approvals. No consent, approval, waiver or authorization of, notice to or declaration or filing with (“Consent”) any nation or government, any state or other political subdivision thereof, any Person, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government including, without limitation, any governmental or regulatory authority, agency, department, board, commission or instrumentality, any court, tribunal or arbitrator and any self regulatory organization (“Governmental Authority”) on the part of OSI, any of the OSI Subsidiaries or FCB that is material to the businesses of OSI or any of the OSI Subsidiaries is required in connection with the execution or delivery by OSI of this Agreement or the consummation by OSI of the transactions contemplated hereby other than (i) the filing of the Certificate of Merger with the Secretary of the State of Delaware in accordance with the DGCL, (ii) Consents from or with Governmental Authorities set forth on Schedule 2.5 attached hereto, (iii) filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and (iv) such filings as may be required in any jurisdictions where OSI is qualified or authorized to do business as a foreign corporation in order for the Surviving Corporation to maintain such qualification or authorization.

2.6 No Violations. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance by OSI with any of the provisions hereof will not (i) conflict with or result in any breach of any provision of the Organizational Documents of OSI, any of the OSI Subsidiaries or FCB, (ii) except as set forth on Schedule 2.6 attached hereto, require any Consent under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or augment the performance required) under any of the terms, conditions or provisions of any OSI Material Contract, (iii) result in the creation or imposition of any Lien of any kind upon any of the assets of OSI, any OSI Subsidiary or FCB, or (iv) subject to obtaining the Consents from Governmental Authorities referred to in Section 2.5, above, contravene any applicable provision of any constitution, treaty, statute, law (including common law), code, rule, regulation, ordinance or order of any Governmental Authority having the force of law including, but not limited to, any orders, decisions, injunctions, judgments, awards and decrees of or agreements with any court or other Governmental Authority (“Law”) currently in effect to which OSI, any OSI Subsidiary or FCB or its or any of their respective assets or properties are subject.

2.7 Litigation. Except as set forth in Schedule 2.7 attached hereto, there is no action, cause of action, claim, demand, suit, proceeding, citation, summons, subpoena, inquiry or investigation of any nature, civil, criminal, regulatory or otherwise, in Law or in equity, by or before any court, tribunal, arbitrator, mediator or other Governmental Authority (“Litigation”) pending or, to the Knowledge of OSI, threatened against OSI or any OSI Subsidiary (i) that questions the validity of this Agreement, the Escrow Agreement or any of the transactions and other matters contemplated hereby or thereby, or the right of OSI to enter into such agreements or to consummate the transactions contemplated hereby or thereby or (ii) that is material to the business of OSI or any of the OSI Subsidiaries.

2.8 OSI Financial Statements.

(a) Schedule 2.8 contains a true and complete copy of:

(i) the audited consolidated balance sheets of OSI for the years ended December 31, 2006, 2005 and 2004 and the related audited statements of operations, stockholders’ equity and cash flows of OSI for the years ended December 31, 2006, 2005 and 2004 accompanied by the reports thereof of OSI’s auditors (collectively, the “OSI Audited Financial Statements”); and

(ii) the unaudited consolidated balance sheet of OSI for the nine (9) month period ended September 30, 2007 (the “Latest Balance Sheet”) and the related unaudited consolidated statements of operations, stockholders’ equity and cash flows of OSI for such period (the financial statements referred to in clauses (i) and (ii) of this Section 2.8(a) being collectively referred to as the “OSI Financial Statements”).

(b) The OSI Financial Statements have been prepared in accordance with generally accepted accounting principles (except that such unaudited financial statements do not contain all of the required footnotes or normal recurring year-end adjustments) (which, to the Knowledge of OSI, will not be material individually or in the aggregate) applied on a consistent basis during the respective periods covered thereby. The OSI Financial Statements are correct and complete and present fairly, in all material respects, the financial position of OSI at the date of the balance sheets included therein and the results of operations and cash flows of OSI for the respective periods covered by the statements of operations and cash flows included therein and are consistent with the books and records of OSI, each OSI Subsidiary and FCB (which books and records are correct and complete in all material respects). The internal controls and procedures of OSI and each OSI Subsidiary are sufficient to ensure that the OSI Financial Statements are correct and complete in all material respects.

2.9 Accounts Receivable. The Accounts Receivable as reflected on OSI’s accounting records (true and complete copies of the pertinent portions of which have been made available to Buyer) represent the total consolidated Accounts Receivable of OSI on the date hereof incurred in the ordinary course of business after deducting any allowance for doubtful accounts, and are owing to OSI except to the extent the debt has been properly adjusted for as a doubtful account consistent with OSI’s past practice and in accordance with GAAP. For purposes of this Agreement, the term “Accounts Receivable” shall mean (i) any right to payment for goods sold, leased or licensed or for services rendered, whether or not it has been earned by performance, whether billed or unbilled and whether or not it is evidenced by any Contract; (ii) any note receivable; (iii) any other receivable or right to payment of any nature; or (iv) any claim, remedy or other right related to any of the foregoing.

2.10 Absence of Certain Changes or Events. Except as set forth on Schedule 2.10 attached hereto and except as contemplated by this Agreement, since December 31, 2006 (the “OSI Balance Sheet Date”), OSI and the OSI Subsidiaries have conducted their business only in the ordinary course of business consistent with past practice and no action or event of the type set forth in Section 4.1(b) has occurred since the OSI Balance Sheet Date, nor has OSI or any OSI Subsidiary resolved, agreed, committed or arranged to do any such action or event.

2.11 Compliance with Laws. Except as set forth on Schedule 2.11, the business of OSI and each OSI Subsidiary has been operated in material compliance with all Laws applicable thereto (including federal and state privacy laws, the Fair Debt Collection Practices Act, the Fair Credit Reporting Act, the Telephone Consumer Protection Act and any state or local counterpart or equivalent).

2.12 Permits.

(a) OSI and the OSI Subsidiaries have all material permits, certificates, licenses, approvals, tariffs and other authorizations (excluding Collection Licenses) required in connection with the operation of their respective businesses as currently conducted (collectively, “OSI Permits”).

(b) Schedule 2.12(b) sets forth, as of the date hereof, a list of all material collection licenses (“Collection Licenses”) issued to OSI or any OSI Subsidiary. OSI and the OSI Subsidiaries have all material Collection Licenses required in connection with the operation of their respective businesses.

(c) Each OSI Permit and Collection License (i) is valid and currently in effect, and (ii) has been issued by the Governmental Authority to the holder thereof. Neither OSI nor any OSI Subsidiary is in violation in any material respect of any term or condition of any OSI Permit or Collection License.

(d) Except as set forth on Schedule 2.12(d), there is not now before a Governmental Authority any investigation, proceeding, notice of violation, order of forfeiture or complaint pending, or to the Knowledge of OSI, threatened, against OSI or any OSI Subsidiary relating to the OSI Permits or the Collection Licenses, which if adversely determined would reasonably be expected to have an OSI Material Adverse Effect.

2.13 Finders and Investment Bankers. Except as set forth on Schedule 2.13, neither OSI nor any of its officers or directors has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated hereby.

2.14 Material Contracts.

Attached hereto as Schedule 2.14 - I is a true, complete and accurate list, as of the date of this Agreement, categorized by subject matter, of all of the following outstanding agreements, contracts, licenses or leases, whether written or oral (each, a “Contract”), entered into by OSI or any of the OSI Subsidiaries (each, a “OSI Material Contract”):

(a) all Contracts to which OSI or any OSI Subsidiary is a party requiring an annual aggregate payment by OSI or an OSI Subsidiary of at least $1.0 million within the last 12 months ($200,000 with respect to leases only) or to OSI or an OSI Subsidiary of at least $1,000,000 within the last 12 months;

(b) all Contracts under which OSI or any OSI Subsidiary has created, incurred, assumed or guaranteed indebtedness for borrowed money involving more that $250,000 in individual principal amount or $1.0 million in aggregate principal amount, and any forbearances and/or waivers with respect thereto;

(c) all employment, consulting, severance or indemnification agreements between OSI and any director, officer or employee of OSI or any agreement that would give any Person the right to receive any payment from OSI or to terminate a Contract as a result of the transactions pursuant to this Agreement or other change in control transaction of OSI or any OSI Subsidiary;

(d) all Contracts that limit, condition or prohibit a change in control of OSI or any OSI Subsidiary;

(e) any Contract relating to the employment of any Person by OSI or any OSI Subsidiary which cannot be terminated by OSI or any OSI Subsidiary upon notice of sixty (60) days or less without penalty or premium involving annual compensation in excess of $100,000 annually;

(f) any Contract materially limiting the freedom of OSI or any OSI Subsidiary to engage in any line of business or to compete with any other Person;

(g) all Contracts between OSI or any OSI Subsidiary and any of its directors, officers or Affiliates (excluding any OSI Subsidiaries that are wholly-owned by OSI);

(h) all Contracts with any OSI Minority Entities;

(i) all Contracts which provide for indemnification by OSI or any OSI Subsidiary outside the ordinary course of business;

(j) all nondisclosure and confidentiality agreements entered into outside the ordinary course of business; and

(k) any Contract not entered into in the ordinary course of business which materially affects the business of OSI and the OSI Subsidiaries taken as a whole and is not cancelable without premium or penalty within ninety (90) days.

Except as set forth on Schedule 2.14 - I and except for any Enforceability Exceptions, all of the OSI Material Contracts are valid, binding and in full force and effect as to OSI and the OSI Subsidiaries and, to the Knowledge of OSI, as to the other parties thereto, and none of OSI or any of the OSI Subsidiaries or, to the Knowledge of OSI, any other party thereto, is in material breach or material violation of, or material default under, nor is there any reasonable basis for a claim of material breach or violation by OSI or any of the OSI Subsidiaries of, or default by OSI or any of the OSI Subsidiaries under, the terms of any OSI Material Contract and no event has occurred which constitutes or, with the lapse of time or the giving of notice or both, would constitute such a material breach, violation or default by OSI or any of the OSI Subsidiaries thereunder. OSI has furnished to Buyer (which shall include posting to an electronic data site) a correct and complete copy of each OSI Material Contract.

Schedule 2.14 - II contains a true and complete list of all vendors with whom OSI and/or one of the OSI Subsidiaries has paid more than $500,000 during (i) the twelve month period period ending December 31, 2006 and (ii) the twelve month period ending September 30, 2007.

Schedule 2.14 - III contains a true and complete list of customer Contracts reflective of the information set forth on Schedule 2.14 – III.

2.15 OSI Employee Benefit Plans.

(a) Schedule 2.15(a) contains an accurate and complete list of (i) all employee benefit plans as defined the Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, and all rulings and regulations promulgated thereunder (“ERISA”), including any “voluntary employees’ beneficiary association” within the means of Section 501(c)(9) of the Code, “welfare benefit fund” within the meaning of Section 419 of the Code, or “qualified asset account” within the meaning of Section 419A of the Code, and any other plan, program, policy or arrangement for or regarding bonuses, commissions, incentive compensation, severance, vacation, deferred compensation, pensions, profit sharing, retirement, payroll savings, stock options, stock purchases, stock awards, stock ownership, phantom stock, stock appreciation rights, equity compensation, medical/dental expense payment or reimbursement, disability income or protection, sick pay, group insurance, self-insurance, death benefits, employee welfare or fringe benefits of any nature, including those benefiting retirees or former employees (the “Employee Benefit Plans”) which are material and which OSI, or any entity, trade or business (whether or not incorporated) that is part of the same controlled group with, common control with, part of any affiliated service group with, or part of another arrangement that includes OSI within the meaning of Code Section 414(b), (c), (m) or (o) (an “ERISA Affiliate”), sponsors, maintains or contributes to, is required to contribute to, or has or could reasonably be expected to have any liability of any nature with respect to, whether known or unknown, direct or indirect, fixed or contingent, for the benefit of present or former employees of OSI and/or its ERISA Affiliates (referred to collectively as the “OSI Material Employee Benefit Plans” and individually as an “OSI Material Employee Benefit Plan”) and (ii) all ERISA Affiliates. Accurate and complete copies of all OSI Material Employee Benefit Plans have been provided to Buyer as well as the most recent determination letter issued, if any, or if none, Internal Revenue Services (“IRS”) opinion or advisory letter issued with respect to any OSI Material Employee Benefit Plan that is intended to be a qualified plan within the meaning of Section 401(a) of the Code. Those Employee Benefit Plans which OSI and/or any of its ERISA Affiliates sponsors, maintains or contributes to, is required to contribute to, or has or could reasonably be expected to have any liability of any nature with respect to, whether known or unknown, direct or indirect, fixed or contingent, for the benefit of present or former employees of OSI and/or its ERISA Affiliates which are not listed on Schedule 2.15(a) are referred to herein as the “Non-Material OSI Employee Benefit Plans.” The OSI Material Employee Benefit Plans and the Non-Material OSI Employee Benefit Plans are referred to together herein as the “OSI Employee Benefit Plans.” None of the OSI Employee Benefit Plans is subject to Title IV of ERISA or Code Section 412. Each OSI Employee Benefit Plan may be amended or terminated without continuing liability for benefits thereunder and without any other material liability to OSI. No other representations have been provided or communcations made to employees of OSI that are inconsistent with the OSI Employee Benefit Plans or that would entitle employees of OSI to additional rights, payments or benefits under any OSI Employee Benefit Plan. None of the OSI Employee Benefit Plans is a Multiple Employer Plan or Multiemployer Plan under Code Section 413(c) or 414(f). Except as set forth on Schedule 2.15(a), none of the OSI Employee Benefit Plans provides a self-insured benefit. No employer, other than OSI or an ERISA Affiliate, is permitted to participate or participates in the OSI Employee Benefit Plans and no leased employees (as defined in section 414(n) of the Code) or independent contractors are eligible for, or participate in, the OSI Employee Benefit Plans. None of the OSI Employee Benefit Plans promises or provides heath, life or other welfare benefits to retirees or former employees, except as required by Code Section 4980B, Sections 601 through 609 of ERISA, or comparable state statues which provide for continuing health care coverage.

(b) Except as set forth on Schedule 2.15(a), neither OSI nor any ERISA Affiliate has (i) established, sponsored, maintained or contributed to (or has or had the obligation to contribute to) any Employee Benefit Plan, (ii) proposed any Employee Benefit Plan which it plans to establish, sponsor, maintain or to which it will be required to contribute, or (iii) proposed any changes to any of the OSI Employee Benefit plans now in effect. Except as set forth on Schedule 2.15(b), each of the OSI Employee Benefit plans that provided a self-insured health benefit is subject to a stop-loss insurance policy in which OSI is an insured party and, to the Knowledge of OSI, no facts exist which could form the basis for any denial of coverage under such policy.

(c) With respect to the OSI Employee Benefit Plans, OSI and each ERISA Affiliate will have made, on or before the Closing Date, all payments (including premium payments with respect to insurance policies) required to be made by them on or before the Closing Date and will have accrued (in accordance with GAAP) as of the Closing Date all payments (including premium payments with respect to insurance policies) due but not yet payable as of the Closing Date. There has not been, nor will there be, any Accumulated Funding Deficiencies (as defined in ERISA or the Code) or waivers of such deficiencies.

(d) OSI has delivered to Buyer an accurate and complete copy of the three (3) most recent Annual Reports (Form 5500 Series), accompanying schedules and any other form or filing required to be submitted to any Governmental Authority with regard to each of the OSI Employee Benefit Plans and the most current actuarial report, if any, with regard to each of the OSI Employee Benefit Plans.

(e) Except as set forth on Schedule 2.15(e), all of the OSI Employee Benefit Plans are, and have been, operated in material compliance with their provisions and with all applicable Law, including ERISA and the Code and the regulations and rulings thereunder. With respect to each of the OSI Employee Benefit Plans that is intended to be qualified under Section 401(a), each such plan has been determined by the IRS to be so qualified as to form, and each trust forming a part thereof has been determined by the IRS to be exempt from tax pursuant to Section 501(a) of the Code, and with respect to each OSI Employee Benefits Plan that is intended to be a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code, each such association has been determined by the IRS to have such status. Except as set forth on Schedule 2.15(e), to the Knowledge of OSI, no reason exists that would cause such qualified or Section 501(c)(9) status to be revoked for any period. OSI, its ERISA Affiliates, and all fiduciaries of the OSI Employee Benefit Plans have complied in all material respects with the provisions of the OSI Employee Benefit Plans and with all applicable Laws, including ERISA and the Code and the regulations and ruling thereunder. There have been no Reportable Events (as defined in ERISA), no events described in Sections 4062, 4063 or 4064 of ERISA and no termination or partial termination (including any termination or partial termination attributable to this transaction) of any of the OSI Employee Benefit Plans. Neither OSI nor any ERISA Affiliate has incurred, nor will incur, any withdrawal liability, nor does OSI nor any ERISA Affiliate have any contingent withdrawal liability, under ERISA, to any Multiemployer Plan (as defined in ERISA). Neither OSI nor any ERISA Affiliate has incurred, or will incur, any liability or obligation to the Pension Benefit Guaranty Corporation (or any successor thereto). None of the OSI Employee Benefit Plans is a “MEWA” as defined in Section 3(40)(A) of ERISA. To the Knowledge of OSI, no non-exempt prohibited transaction under Section 406 or 407 of ERISA or Section 4975 of the Code has occurred with respect to any of the OSI Employee Benefit Plans. To the Knowledge of OSI, neither OSI nor any ERISA Affiliate has incurred, nor will incur, any Tax liability or civil penalty, damages, or other liabilities or obligations arising under Section 502 of ERISA, resulting from any of the OSI Employee Benefit Plans, with respect to any matter arising on or before the Closing Date.

(f) Except as set forth on Schedule 2.15(f), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, solely as a result of such execution, delivery or consummation, (i) result in any payment (including any severance, unemployment compensation or golden parachute payment) becoming due from OSI or any ERISA Affiliate under any of the OSI Material Employee Benefit Plans, (ii) increase any benefits otherwise payable under any of the OSI Material Employee Benefit Plans, or (iii) result in the acceleration of the time of payment or vesting any such benefits to any extent. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, solely as a result of such execution, delivery or consummation, or in conjunction with any other events (including termination of employment) (i) result in any payment (including any severance, unemployment compensation or golden parachute payment) becoming due from OSI or any ERISA Affiliate under any of the Non-Material OSI Employee Benefit Plans, (ii) increase any benefits otherwise payable under any of the Non-Material OSI Employee Benefit Plans, or (iii) result in the acceleration of the time of payment or vesting any such benefits to any extent.

(g) There is no pending Litigation that has been asserted or instituted against any of the OSI Employee Benefit Plans, the assets of any of the trusts under such plans, the plan sponsor, the plan administrator or any fiduciary of any such plan (other than routine benefit claims), and, to the Knowledge of OSI, there are no facts which could form the basis for any such Litigation. Except as set forth on Schedule 2.15(g), there are no investigations or audits by Governmental Authority of any of the OSI Employee Benefit Plans, any trusts under such plans, the plan sponsor, the plan administrator or any fiduciary of any such plan that have been instituted or threatened and, to the Knowledge of OSI, there are no facts which could form the basis for any such investigation or audit.

(h) Except as set forth on Schedule 2.15(h), OSI and/or its ERISA Affiliates can terminate each of the OSI Employee Benefit Plans without further liability to OSI and/or its ERISA Affiliates. No action or omission of OSI, or any ERISA Affiliate, or any director, officer, or agent thereof in any way restricts, impairs or prohibits OSI or any ERISA Affiliate, or any successor, from amending, merging, or terminating any of the OSI Employee Benefit Plans in accordance with the express terms of any such plan and applicable Law.

(i) Each OSI Employee Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1)) has been operated since January 1, 2005 in good faith compliance with Code Section 409A and the rules and regulations issued thereunder. No OSI Employee Benefit Plan that is a “nonqualified deferred compensation plan” has been materially modified (as determined under Treas. Reg. §1.409A-6) after October 3, 2004. No stock option or equity unit option granted under any OSI Employee Benefit Plan has an exercise price that has been or may be less than the fair market value of the underlying stock or equity units (as the case may be) as of the date such option was granted or has any feature for the deferral of compensation that could render the grant subject to Section 409A of the Code.

2.16 Taxes and Returns Except as set forth on Schedule 2.16:

(a) OSI and each OSI Subsidiary has properly and timely filed all Tax Returns required to be filed by it, all of which were prepared and completed in all material respects in compliance with all applicable Law. OSI and each OSI Subsidiary has paid all Taxes required to be paid by it (whether or not shown on a Tax Return) except for any unpaid Taxes for which an appropriate reserve has been made on the Latest Balance Sheet. There are no agreements or waivers currently in effect that provide for an extension of time for the assessment of any Tax against OSI or any OSI Subsidiary.

(b) No audits or other administrative proceedings or court proceedings have been conducted since January 1, 2004, are presently pending or, to the Knowledge of OSI, are threatened with regard to any Taxes or Tax Return of OSI, any of the OSI Subsidiaries or any

affiliated, consolidated, combined or unitary group of which OSI or any OSI Subsidiary is or was a member and, to the Knowledge of OSI, no material issues have been raised by any Taxing Authority in connection with any Tax or Tax Return. To the Knowledge of OSI, no written notice has been received since January 1, 2002 from a Taxing Authority in a jurisdiction where a Tax Return is not filed by or on behalf of OSI or any OSI Subsidiary that such Person is subject to Tax in that jurisdiction.

(c) Buyer has received complete copies of (i) all federal income or franchise Tax Returns relating to the taxable periods ending after December 31, 2003, and those state, local and foreign income or franchise Tax Returns relating to the taxable periods ending after December 31, 2003 requested by Buyer and (ii) any audit report issued within the last five (5) years relating to any material Taxes due from or with respect to OSI and each OSI Subsidiary.

(d) Except for the affiliated group of which OSI is presently a member, OSI has never been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, other than as a common parent corporation.

(e) Neither OSI nor any of the OSI Subsidiaries is obligated under Treas. Reg. §1.1502-6 or any other Contract to indemnify any other Person with respect to Taxes. Except as set forth on Schedule 2.16(e), neither OSI nor any OSI Subsidiary is now or has ever been a party to or bound by any Contract that (i) requires OSI or any of the OSI Subsidiaries to make any Tax payment to or for the account of any other Person, (ii) affords any other Person the benefit of any net operating loss, net capital loss, investment Tax credit, foreign Tax credit, charitable deduction or any other credit or Tax attribute which could reduce Taxes (including, without limitation, deductions and credits related to alternative minimum Taxes) of OSI or any of the OSI Subsidiaries, or (iii) requires or permits the transfer or assignment of income, revenues, receipts or gains to OSI or any of the OSI Subsidiaries from any other Person.

(f) Except as disclosed on Schedule 2.16, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby either solely as a result thereof or in conjunction with any other events (including termination of employment) will result in, or constitute an event which, with the passage of time or the giving of notice or both will result in the accelerated vesting of, any payment or benefit to any employee, officer, director or consultant of OSI or any of the OSI Subsidiaries. Except as disclosed on Schedule 2.16, no amount paid or payable by OSI or any of the OSI Subsidiaries or Affiliates in connection with the transactions contemplated hereby either solely as a result thereof or in conjunction with any other events (including termination of employment) will be an “excess parachute payment” within the meaning of Section 280G of the Code, nor will the Company be required to “gross up” or otherwise compensate or reimburse any such person because of the imposition of any excise Tax. Except as disclosed on Schedule 2.16, there is no plan, arrangement or other Contract covering any employee or independent contractor or former employee or former independent contractor of OSI that, considered individually or considered collectively with any other such Contract, will, or would reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G of the Code.

(g) Neither OSI nor any of the OSI Subsidiaries is, or has been, a United States real property holding company within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h) Neither OSI nor any of the OSI Subsidiaries has been the “distributing company” (within the meaning of Section 355(a)(1) of the Code) nor the “controlled corporation” (within the meaning of Section 355(a)(1) of the Code) (i) within the two-year period ending as of the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of transactions” (within the meaning of Section 355(e) of the Code) in conjunction with this Agreement.

(i) To the knowledge of OSI, there are no Tax related Liens or other encumbrances upon any asset or property of OSI or any of the OSI Subsidiaries except Liens for Taxes not yet due and payable.

(j) Since January 1, 2006, neither OSI nor any of the OSI Subsidiaries has agreed to make, nor is it required to make, any adjustment under Section 481(a) of the Code (or any similar provision of state, local or foreign Law) by reason of a change in accounting method or otherwise, and the IRS has not proposed any such adjustment or change in accounting method. For any tax period ending after the Closing Date, neither OSI nor any of the OSI Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign income Tax Law); (ii) installment sale or open transaction disposition made on or prior to the Closing Date; (iii) prepaid amount received on or prior to the Closing Date or (iv) intercompany transactions or any excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(k) Neither OSI nor any of the OSI Subsidiaries is subject to any private letter ruling of the IRS or comparable rulings of other Taxing Authorities. No power of attorney currently in force has been granted by OSI or any of the OSI Subsidiaries.

(l) Each of OSI and the OSI Subsidiaries has complied (and until the Closing Date will comply) in all material respects with the provisions of the Code relating to the withholding and payment of Taxes, including, without limitation, the withholding and reporting requirements under Code sections 1441 through 1464, 3401 through 3406, and 6041 through 6049, as well as similar provisions under any other Laws, and have, within the time and in the manner prescribed by Law, withheld from employee wages and paid over to the proper Taxing Authorities all amounts required. Each of OSI and the OSI Subsidiaries has undertaken in good faith to appropriately classify all service providers as either employees or independent contractors for all Tax purposes.

(m) OSI and each of the OSI Subsidiaries (i) has disclosed to the IRS on the appropriate Tax Returns any Reportable Transaction in which it has participated and (ii) has retained all documents and other records pertaining to any Reportable Transaction in which it has participated, including documents and other records listed in Treasury Regulation Section

1.6011-4(g) (or any corresponding or similar provision of state, local or foreign income Tax Law) and any other documents or other records which are related to any Reportable Transaction in which it has participated but not listed in Treasury Regulation Section 1.6011-4(g). For purposes of this Agreement, the term “Reportable Transaction” shall mean any transaction listed in Treasury Regulation Section 1.6011-4(b) (or any corresponding or similar provision of state, local or foreign income Tax Law).

(n) Except as set forth on Schedule 2.16(n), neither OSI nor any of the OSI Subsidiaries has or have ever had a permanent establishment or other taxable presence in any foreign country, as determined pursuant to applicable foreign Law and any applicable Tax treaty or convention between the United States and such foreign country.

(o) The unpaid Taxes of OSI and the OSI Subsidiaries (i) did not, as of the date of the Latest Balance Sheet, exceed the reserve for Taxes (rather than any reserve for deferred Taxes established to reflect timing differences between book an Tax income) set forth on the Latest Balance Sheet and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past practice of OSI and the OSI Subsidiaries in filing their respective Tax Returns. Since the date of the Latest Balance Sheet, neither OSI nor any OSI Subsidiary has incurred any liability for Taxes outside of the ordinary course of business consistent with past practice.

(p) For purposes of this Agreement:

“Tax” means (a) any foreign, federal, state or local income, earnings, profits, gross receipts, franchise, capital stock, net worth, sales, use, value added, occupancy, general property, real property, personal property, intangible property, transfer, fuel, excise, escheat, unclaimed property, payroll, withholding, unemployment compensation, social security, retirement, environmental (including any Taxes imposed under Section 59A of the Code) or other tax of any nature; (b) any foreign, federal, state or local organization fee, qualification fee, annual report fee, filing fee, occupation fee, assessment, sewer rent or other fee or charges of any nature; or (c) any deficiency, interest or penalty imposed with respect to any of the foregoing.

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, declaration, claim for refund or other document or information filed with or submitted to, or required to be filed with or submitted to, any governmental body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax, including any amendment thereto.

“Taxing Authority” shall mean any domestic, foreign, federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising tax regulatory authority.

2.17 No Undisclosed Liabilities. None of OSI, the OSI Subsidiaries or FCB have any liabilities or obligations whatsoever, whether accrued, contingent or otherwise, and OSI knows of no basis for any claim against OSI, any OSI Subsidiary or FCB for any liability or obligation, except (i) to the extent set forth as a liability on the Latest Balance Sheet, (ii) to the extent expressly set forth on Schedule 2.17 attached hereto or (iii) liabilities or obligations incurred in the normal and ordinary course of business since the date of the Latest Balance Sheet.

2.18 Environmental Matters.

(a) Except as set forth on Schedule 2.18, from and after the Environmental Effective Date through the date of this Agreement (i) each of OSI and the OSI Subsidiaries is and has been in compliance with all applicable Environmental Laws, (ii) each of OSI and the OSI Subsidiaries has obtained, and is in material compliance with, all permits and other authorizations of Governmental Authorities necessary under applicable Environmental Laws for the conduct of its operations (collectively, the “Environmental Permits”), (iii) there is no civil, criminal or administrative judgment, action, suit, demand, claim, hearing, notice of violation, investigation, proceeding, notice or demand letter pending or, to the knowledge of OSI, threatened against OSI, a OSI Subsidiary or any of their respective properties alleging a violation of, or liability under, any Environmental Laws; and (iv) there are no past or present Events which reasonably may be expected to prevent material compliance with, or which have given rise to or will give rise to material liability on the part of OSI or a OSI Subsidiary under, Environmental Laws.

(b) Schedule 2.18 lists all environmental reports, inspections, investigations, studies, audits, tests, reviews or other analyses in the possession of OSI or a OSI Subsidiary issued on or after the Environmental Effective Date relating to any of their respective past or present properties other than those currently owned by the Four Sites Union Settlement Trust.

(c) Schedule 2.18 includes a correct and complete list of all Environmental Permits necessary to conduct OSI’s and any of the OSI Subsidiaries’ operations at the Leased Real Property in material compliance with the Environmental Laws, all of which are in full force and effect.

(d) Schedule 2.18 includes a correct and complete listing of all facilities at which: (i) OSI or any of the OSI Subsidiaries has treated, stored or disposed of Hazardous Substances from and after the Environmental Effective Date; and (ii) any third party under contract with OSI or any of the OSI Subsidiaries disposes or has treated, stored or disposed of Hazardous Substances received from OSI or any of the OSI Subsidiaries from and after the Environmental Effective Date relating to any of their respective past or present properties other than those currently owned by the Four Sites Union Settlement Trust.

(e) From and after the Environmental Effective Date and except as set forth on Schedule 2.18, neither OSI nor any of the OSI Subsidiaries have retained or assumed by Contract, settlement agreement or otherwise, any liability or responsibility for any environmental claim or condition or violation of any Environmental Law.

(f) The representations and warranties contained in Sections 2.17 and 2.18 are the only representations and warranties of OSI and the OSI Subsidiaries regarding environmental matters, and no other representations in this Article II shall be deemed to apply to any such matters.

(g) For purposes of this Agreement:

“Environmental Effective Date” shall mean December 9, 2002 for all matters other than matters relating to The Union Corporation and its Subsidiaries, in which case, the Environmental Effective Date shall be December 9, 2003.

“Environmental Laws” means all applicable Laws relating to the public health and safety and protection of the environment, including those governing the use, handling, storage, transportation and disposal or remediation of Hazardous Substances and governing the regulation of medical infections or biohazardous waste or substances as such terms are defined under applicable Laws, all as amended.

“Hazardous Substances” means any substance, waste (including Medical Waste), contaminant, pollutant or material that has been determined by any Governmental Authority to be capable of posing a risk of injury or damage to health, safety, property or the environment, including (i) all substances, wastes, contaminants, pollutants and materials defined, designated or regulated as hazardous, dangerous toxic pursuant to any Law and (ii) asbestos, polychlorinated biphenyls (“PCBs”), petroleum, petroleum products and urea formaldehyde.

2.19 Intellectual Property.

(a) For purposes of this Agreement, “Intellectual Property” shall mean all patents, inventions, methods, discoveries, processes, reissued and reexamined patents, designs and rights in designs, trademarks, service marks, trade names, logos, trade dress, domain names, copyrights, rights in computer software, written works, web sites, databases, information or data created or maintained in any database, technology, software, mask works, moral rights, franchises, know-how, trade secrets and similar rights of or used by a Person, whether registered or not, and all divisionals, continuations, continuations-in-art, substitutes, reversions, renewals and extensions of any of the foregoing, all applications or registrations for any of the foregoing and all permits, grants and licenses or other rights running to or from such Person relating to any of the foregoing, as well as the rights to sue for past, present, and future infringement of any and all such intellectual property rights and the goodwill of the business symbolized by and associated with such trademarks, service marks, trade names, logos, trade dress, and domain names. Except as set forth on Schedule 2.19 attached hereto, (i) OSI or one of the OSI Subsidiaries owns, or is licensed to or otherwise has the right to use, all Intellectual Property currently used in its or their respective businesses, and (ii) the rights of OSI and the OSI Subsidiaries in such Intellectual Property are, subject to the rights of any licensor thereof, free and clear of any Liens and neither OSI nor any of the OSI Subsidiaries has received, as of the date of this Agreement, notice that challenges or challenged the legality, validity, enforceability, use or exclusive ownership by OSI of any Intellectual Property of any other Person, or notice of any charge or claim of infringement or breach from any Person relating to such Intellectual Property or any process or confidential information of OSI or any OSI Subsidiary (“Claim Notice”) and does not know of any basis for any such charge or claim.

(b) Schedule 2.19(b) contains an accurate and complete list and description of all material Intellectual Property owned by OSI or any of the OSI Subsidiaries (the “OSI Intellectual Property”) and all other Intellectual Property material to the operation of its or their respective businesses as currently conducted, other than third party, off-the-shelf software. With respect to any OSI Intellectual Property that has been registered by OSI or any of the OSI

Subsidiaries with any Governmental Authority (or for which a registration application has been filed by OSI or any of the OSI Subsidiaries with any Governmental Authority), such schedule contains: (i) a brief description of such item of OSI Intellectual Property and (ii) the names of the jurisdictions covered by the applicable registration or application, and, in the case of software, a product description, the language in which it is written and the type of hardware platform(s) on which it runs. Except as set forth on Schedule 2.19(b), OSI owns no other material Intellectual Property (other than trade secrets and know-how) that is used to operate OSI’s business or any of the OSI Subsidiaries’ businesses, and OSI is the sole and exclusive owner of any and all right, title, and interest in and to such OSI Intellectual Property. No rights or permission of OSI or any other Person are necessary to use, make, manufacture, reproduce, distribute, display, perform, market, license, sell, offer to sell, modify, adapt, translate, enhance, improve, update, and/or create derivative works based upon the OSI Intellectual Property. To the Knowledge of OSI, none of the past or current use of the OSI Intellectual Property including the preparation, distribution, marketing or licensing thereof, has violated or infringed upon, or is violating or infringing upon, any Intellectual Property right or other proprietary right of any Person. To the Knowledge of OSI, no Person is violating or infringing upon, or has violated or infringed upon at any time since January 1, 2003, any OSI Intellectual Property.

(c) All registered OSI Intellectual Property is subsisting (or in the case of application, applied for) and has not expired or been cancelled. All registration, maintenance and renewal fees currently due in connection with such registered OSI Intellectual Property has been or will be timely paid and all documents, recordations and certificates in connection with such registered OSI Intellectual Property currently required to be filed have been or will be timely submitted to the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such registered OSI Intellectual Property and recording OSI’s ownership interests therein.

(d) Set forth on Schedule 2.19(d) are all Internet domain names used or held for use in connection with OSI’s business or any of the OSI Subsidiaries’ businesses, or licensed to or used, owned, or registered by OSI or any of the OSI Subsidiaries (“Domain Names”). OSI is the registrant of all Domain Names (and is identified as such in the records of the applicable Domain Name registrars), and all registrations of Domain Names are current and in good standing until such dates as set forth on Schedule 2.19(d). No action or activity has been taken or is pending to challenge rights to, suspend, cancel or disable any Domain Name, the registration therefor, or any right of OSI thereto (including the right to use a Domain Name). OSI has all right, title and interest in and to, and rights to use on the Internet and otherwise as a trademark and trade name, the Domain Names.

(e) Any and all licenses, sublicenses and other Contracts covering or relating to any Intellectual Property or to which OSI or any of the OSI Subsidiaries is a party under which OSI or any of the OSI Subsidiaries uses any Intellectual Property is legal, valid, binding, enforceable and in full force and effect, and upon consummation of the transactions contemplated hereby, will continue to be legal, valid, binding, enforceable and in full force and effect on terms identical to those in effect immediately prior to the consummation of the transactions contemplated hereby. OSI or any of the OSI Subsidiaries is not in breach of or default under any license, sublicense or other Contract covering or relating to any Intellectual

Property nor has performed any act or omitted to perform any act which, with notice or lapse of time or both, will become or result in a material violation, breach or default thereunder. No Litigation is pending or to the Knowledge of OSI, is being or has been threatened, nor has any claim or demand been made, which challenges the legality, validity, enforceability or ownership of any license, sublicense or other Contract covering or relating to any OSI Intellectual Property.

(f) Except as set forth on Schedule 2.19(f), all of the OSI Intellectual Property was created as a work or invention for hire (as defined under U.S. copyright or patent Law, as applicable) for and of OSI or any of the OSI Subsidiaries by regular full time employees of OSI or any of the OSI Subsidiaries. To the extent that any author, creator, contributor, or developer of OSI Intellectual Property was not a regular full-time employee of OSI or any of the OSI Subsidiaries at the time such person authored, created, contributed to, or developed such OSI Intellectual Property and such authoring, creation, contribution, or development was not in the scope of such person’s employment with OSI or any of the OSI Subsidiaries, such author, creator, contributor, or developer has irrevocably assigned to OSI or the applicable OSI Subsidiary in writing all Intellectual Property rights and other proprietary rights in such person’s work with respect to such OSI Intellectual Property and has waived any and all paternity, integrity, moral and other similar rights that he or she may have now, or in the future, in the OSI Intellectual Property. None of the Software or other Intangibles listed or required to be listed on Schedule 2.19(f) is owned by or registered in the name of any one or more Persons other than OSI or one of the OSI Subsidiaries.

2.20 Real Estate.

(a) Neither OSI nor any of the OSI Subsidiaries owns any real property currently, nor, except as set forth on Schedule 2.20(a), has OSI or any of the OSI Subsidiaries ever owned any real property. Schedule 2.20(a) attached hereto sets forth a true, correct and complete schedule as of the date of this Agreement of all material leases, subleases, or other material agreements under which OSI or any of the OSI Subsidiaries uses or occupies, or has the right to use or occupy any real property or improvements thereon other than collocation agreements (each such real property leased or subleased, the “OSI Material Leased Property” and the underlying leases or subleases relating thereto, the “OSI Material Real Property Leases”).

(b) OSI and the OSI Subsidiaries have made available to Buyer and Acquisition Subsidiary true and complete copies of each OSI Material Real Property Lease. None of the OSI Material Real Property Leases has been modified, amended or assigned, except to the extent disclosed on Schedule 2.20(b). With respect to each OSI Material Real Property Lease: (i) each is in full force and effect and there are no existing monetary defaults or material non-monetary defaults thereunder by OSI or any of the OSI Subsidiaries or, to the Knowledge of OSI, the lessor thereof; (ii) to the Knowledge of OSI, no event has occurred that (with notice, lapse of time or both) would constitute a monetary breach or default or material non-monetary breach or default under any OSI Material Real Property Lease by any party thereto; (iii) OSI’s and any of the OSI Subsidiaries’ possession and quiet enjoyment of any OSI Material Leased Real Property under such OSI Material Real Property Lease has not been disturbed in any material respect; and (iv) except as set forth in Schedule 2.20(b) or the OSI Material Real Property Leases, OSI is not a party to any leases, subleases, licenses, concessions or other agreements or arrangements granting to any third party or parties the right of use or occupancy of any portion of any OSI Material Leased Real Property and neither OSI nor any of the OSI Subsidiaries has assigned its interest under any OSI Material Real Property Lease or sublet any part of the premises covered thereby or exercised any right or option thereunder. OSI or an OSI Subsidiary, as indicated thereon, holds the leasehold estate under or other interest in each OSI Material Real Property Lease free and clear of all Liens and other rights of occupancy other than Permitted Liens. For purposes of this Agreement, the term “Permitted Liens” shall mean (i) statutory liens for current Taxes or assessments not yet due or delinquent or the validity of which are being contested in good faith by appropriate action and for which adequate reserves have been established in accordance with GAAP; (ii) mechanics’, carriers’, workers’, repairmen’s and other similar Liens arising or incurred in the ordinary course of business with respect to charges not yet due and payable (excluding any liens arising under ERISA); (iii) any conditions that would be shown by a current, accurate survey or physical inspection of the OSI Material Leased Real Property that do not, individually or in the aggregate, impair the continued use and operation of OSI’s and any of the OSI Subsidiaries’ assets in the conduct of the business are presently conducted; (iv) statutory Liens incurred in the ordinary course of business in connection with worker’s compensation, unemployment insurance, or other forms of governmental insurance or benefits; (v) easements, rights of way, encroachments, or restrictions affecting or burdening the OSI Material Leased Real Property which, individually or in the aggregate, do not detract materially from the current use or value of the OSI Material Leased Real Property; (vi) zoning, building, fire, health, environmental and pollution control Laws, ordinances, rules and safety regulations; (vii) Liens that will be released at or prior to the Closing; and (viii) Liens set forth on Schedule 2.20(b).

(c) Schedule 2.20(c) attached hereto sets forth a true, correct and complete schedule as of the date of this Agreement of all leases, subleases, or other agreements under which OSI or any of the OSI Subsidiaries uses or occupies, or has the right to use or occupy any real property or improvements thereon other than collocation agreements and other than the OSI Material Leased Property Leases. The annual lease obligations with respect to such leases, subleases or other agreements set forth on Schedule 2.20(c) do not exceed $200,000 individually. Each lease, sublease or other agreement set forth on Schedule 2.20(c) is in full force and effect and there are no monetary or non-monetary defaults thereunder by OSI or any of the OSI Subsidiaries or, to the Knowledge of OSI, the lessor thereof, that are material to the businesses of OSI or any of the OSI Subsidiaries.

2.21 Corporate Records. Except as set forth on Schedule 2.21, the respective corporate record books relating to OSI and each of the OSI Subsidiaries made available to Buyer by OSI contain accurate and complete records, in all material respects, of (i) all corporate actions of the stockholders and directors (and committees thereof) of OSI and, as applicable, all corporate actions of the respective stockholders, directors (and committees thereof) of the OSI Subsidiaries, (ii) the Organizational Documents of OSI and the OSI Subsidiaries, and (iii) the issuance and transfer of stock of OSI and the OSI Subsidiaries.

2.22 Title to and Condition of Personal Property. OSI and each of the OSI Subsidiaries have good and valid title to, or a valid leasehold interest in, all material items of any personal property currently used in the operation of their respective businesses, and such property or leasehold interests are free and clear of all Liens, or other title defects that have had or would reasonably be expected to have an OSI Material Adverse Effect or to interfere in any material respect with the present use and enjoyment of such property or interests. As of the date of this Agreement, all such personal property is in reasonably good operating condition and repair as required for use in the businesses of OSI and the OSI Subsidiaries (ordinary wear and tear excepted), is reasonably suitable for the use to which the same is customarily put by OSI or any OSI Subsidiary and is free from material defects.

2.23 No Adverse Actions. Except as set forth on Schedule 2.23 attached hereto, since September 30, 2006, there has been no termination or cancellation or negative modification or change in excess of $250,000 in the business relationship of OSI or any of the OSI Subsidiaries, with any supplier, customer or other Person to which OSI or any of the OSI Subsidiaries remits annual payments to, or from which OSI or any of the OSI Subsidiaries receives annual payments from, in an amount equal to at least $1,000,000 and no supplier, customer or other Person has provided written notice to OSI of its intention to terminate or to decrease the amount of its Contract by more than $750,000. Except as set forth on Schedule 2.11, none of OSI, any OSI Subsidiary or, to the Knowledge of OSI, any director, officer, agent, employee or other Person acting on behalf of OSI or any OSI Subsidiary has (i) used any corporate funds for unlawful contributions, payments, gifts or entertainment or for the payment of other unlawful expenses relating to political activity, (ii) made any direct or indirect unlawful payments to Governmental Authorities or others, (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any comparable Law of any other jurisdiction or (iv) made any bribe, rebate, payoff, influence, payment, kickback or other unlawful payment.

2.24 Labor Matters.

(a) Except as set forth on Schedules 2.14 - I, 2.15 or 2.24, (i) none of OSI nor any of the OSI Subsidiaries is bound by or subject to (and none of such entity’s assets or properties is bound by or subject to) any express or implied Contract with any labor union, labor organization or works council, and no employees are represented by any labor organization with respect to their employment with OSI or any of the OSI Subsidiaries; (ii) no labor union, labor organization or works council has requested or, to the Knowledge of OSI, has sought to represent any of the employees or other representatives or agents of OSI or any of the OSI Subsidiaries; (iii) there is no strike, lockout, slowdown, work stoppage, material arbitration, material grievance or other labor dispute involving OSI or any of the OSI Subsidiaries pending, or to the Knowledge of OSI, threatened; and (iv) to the Knowledge of OSI, as of the date of this Agreement, there are no negotiations, demands or proposals which are presently pending or overtly threatened by or on behalf of any labor union with respect to the unionizing of employees of OSI or any OSI Subsidiary.

(b) To the Knowledge of OSI, no officer of OSI or any of the OSI Subsidiaries, and no group of employees, independent contractors, consultants or agents, intends to terminate their employment or service with OSI or any of the OSI Subsidiaries, nor does OSI or any of the OSI Subsidiaries have a present intention to terminate the employment or service of any of the foregoing. Except as set forth on Schedule 2.24(b), the employment of each officer and employee of OSI and of any of the OSI Subsidiaries is terminable at the will of OSI or the OSI Subsidiaries, as applicable, with no requirement for the payment of a severance, termination or other comparable payment in connection therewith.

(c) Except as set forth on Schedule 2.24(c), to the Knowledge of OSI, each of OSI and the OSI Subsidiaries have at all times since January 1, 2004 properly classified, under applicable Law, each of its employees as employees, and each of its independent contractors as independent contractors, and has treated each person classified by it as an employee or independent contractor consistently with such status. Except as set forth on Schedule 2.24(c), there is no Litigation pending or, to the Knowledge of OSI, threatened against OSI or any of the OSI Subsidiaries challenging the classification of any person as an employee or an independent contractor, including any claim for unpaid benefits, for or on behalf, any such person.

(d) To the Knowledge of OSI, no employee, independent contractors, consultant or agent of OSI or any of the OSI Subsidiaries (i) is in violation of any material term of any employment agreement, consulting agreement, nondisclosure agreement, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation of any such employee or consultant relating to the right of such employee, independent contractor, consultant or agent to be employed by OSI or any of the OSI Subsidiaries, or (ii) is subject to any judgment that would interfere with the use of his or her best efforts to promote the interests of OSI or the OSI Subsidiaries or that would conflict with their conduct of business as currently conducted.

(e) Prior to the Closing, OSI shall promptly notify, and shall cause the OSI Subsidiaries to promptly notify, Buyer upon Knowledge by OSI or an OSI Subsidiary of the occurrence of any matter referenced in this Section 2.24.

2.25 Insurance. Schedule 2.25 attached hereto lists each material policy of insurance which OSI and each of the OSI Subsidiaries maintains as of the date of this Agreement. OSI has made available to Buyer copies of its insurance loss runs which list all material claims made under any insurance policy of OSI or any OSI Subsidiary since January 1, 2006. Each policy of insurance set forth on Schedule 2.25 is valid, binding and enforceable in accordance with its terms and is in full force and effect and no party to such policies has repudiated, or given notice to OSI or any of the OSI Subsidiaries of an intent to repudiate, any provision thereof. As of the date of this Agreement, neither OSI nor any of the OSI Subsidiaries has received notice of default under, or intended cancellation or nonrenewal of, any of such policies of insurance. Neither OSI nor any OSI Subsidiary has been refused any insurance for any material coverage by an insurance carrier to which it has applied for such insurance coverage.

2.26 Related-Party Transactions. No officer, director or Affiliate of OSI or any of the OSI Subsidiaries, or to OSI’s actual knowledge without due inquiry, any employee of OSI or any OSI Subsidiary (a “Related Party”) has significant ownership interests or otherwise controls, has any indebtedness (or committed to undertake any indebtedness or extend or guarantee credit) to OSI or any of the OSI Subsidiaries, nor do OSI or any of the OSI have any indebtedness (or have any commitments to undertake any indebtedness or extend or guarantee credit) to any of such Persons other than for accrued salary, bonuses, commissions and benefits in the ordinary course of business. Other than applicable employment agreements, no Related Party is directly or indirectly financially interested in any Material Contract with OSI or any of the OSI Subsidiaries.

2.27 Takeover Statutes. OSI is not subject to any “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation enacted under state or federal Laws in the United States (each a “Takeover Statute”) applicable to Buyer or the Merger.

2.28 Investment Company. OSI is not an “investment company”, or an “affiliated person” of an “investment company”, or a company “controlled” by an “investment company” as such terms are defined in the Investment Company Act of 1940.

2.29 Names. Except as set forth on Schedule 2.29, since January 1, 2004, none of OSI or its predecessors has used any name or names other than “Outsourcing Solutions” under which it has maintained records concerning its assets or otherwise conducted business.

2.30 Bankruptcy Proceedings. On or about October 2, 2003, Union Financial Services Group, Inc. and certain related debtor entities (collectively, “Union”) filed their Third Amended and Restated Joint Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code (as subsequently amended by certain technical amendments filed on or about October 14, 2003, the “Union Plan of Reorganization”) in the United States Bankruptcy Court for Eastern District of Missouri (the “Bankruptcy Court”). On or about October 15, 2003, the Bankruptcy Court entered an order confirming the Union Plan of Reorganization (the “Confirmation Order”). The Confirmation Order was not appealed and is now a final order. The Union Plan of Reorganization became effective as of December 9, 2003 and has been fully consummated. Except as set forth on Schedule 2.30, there is no default under the Union Plan of Reorganization, and the distributions required to be made under the Union Plan of Reorganization (including the issuance of all capital stock and any options, warrants or other equity interests) have been made, other than certain obligations related to the settlement of environmental liabilities under the Union Plan of Reorganization that remain to be paid in accordance with the relevant settlement documents and the Union Plan of Reorganization. Union’s Chapter 11 cases, consolidated for administrative purposes under Case No. 03-45870-339, have been closed pursuant to an order of the Bankruptcy Court under 11 U.S.C. § 350.

2.31 Portfolio Acquisitions. Except as set forth in Schedule 2.31, since December 31, 2006, neither OSI nor any of the OSI Subsidiaries has made any debt portfolio acquisitions (“Portfolio Acquisitions”).

2.32 Disclosure. To OSI’s Knowledge, neither this Agreement (including all the Exhibits and Schedules hereto) nor any other statements or certificates made or delivered in connection herewith or therewith contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading in light of the circumstances under which they were made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

AND ACQUISITION SUBSIDIARY

Buyer and Acquisition Subsidiary make the following representations and warranties to OSI, each of which is true and correct on the date hereof and which shall be true and correct as of the Closing:

3.1 Organization and Good Standing.

(a) Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Acquisition Subsidiary is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(b) Acquisition Subsidiary was formed solely for the purpose of engaging in the transactions contemplated in this Agreement and has not engaged in any activities other than in connection with those transactions. Acquisition Subsidiary has not incurred any material obligations or liabilities or entered into any material agreements or arrangements with any Person except for this Agreement and as contemplated hereby. Acquisition Subsidiary is a direct, wholly-owned subsidiary of Buyer.

3.2 Authorization; Binding Agreement.

Each of Buyer and Acquisition Subsidiary has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including, but not limited to, the Merger, have been duly and validly authorized by the Board of Directors of Buyer and Acquisition Subsidiary and by Buyer as the sole stockholder of Acquisition Subsidiary, and no other corporate proceeding on the part of Buyer or Acquisition Subsidiary is necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer and Acquisition Subsidiary and constitutes the legal, valid and binding agreement of each of Buyer and Acquisition Subsidiary, enforceable against each of them in accordance with its terms, except to the extent that enforceability thereof may be limited by the Enforceability Exceptions.

3.3 Governmental Approvals. No Consent of any Governmental Authority on the part of Buyer or Acquisition Subsidiary is required in connection with the execution or delivery by Buyer of this Agreement or the consummation by Buyer of the transactions contemplated hereby other than (i) the filing of the Certificate of Merger with the Secretary of the State of Delaware in accordance with the DGCL, (ii) Consents from or with Governmental Authorities set forth on Schedule 3.3 attached hereto, (iii) filings under the HSR Act and (iv) such filings as may be required in any jurisdictions where Buyer is qualified or authorized to do business as a foreign corporation in order for the Surviving Corporation to maintain such qualification or authorization.

3.4 No Violations. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance by Buyer with any of the provisions hereof will not (i) conflict with or result in any breach of any provision of the Organizational Documents of Buyer or Acquisition Subsidiary, (ii) except as set forth on Schedule 3.4 attached hereto, require any Consent under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or augment the performance required) under any of the terms, conditions or provisions of any agreement or other obligation to which Buyer or Acquisition Subsidiary is a party or by which any of them or any of their properties or assets may be bound,

(iii) result in the creation or imposition of any Lien of any kind upon any of the assets of Buyer or Acquisition Subsidiary, or (iv) subject to obtaining the Consents from Governmental Authorities referred to in Section 3.3, above, contravene any applicable Law currently in effect to which Buyer or Acquisition Subsidiary or its or any of their respective assets or properties are subject.

3.5 Finders and Investment Bankers. Except as set forth on Schedule 3.5, neither Buyer nor any of its Affiliates has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated hereby.

ARTICLE IV

ADDITIONAL COVENANTS OF THE PARTIES

4.1 Conduct of Business of OSI and the OSI Subsidiaries.

(a) Except as expressly contemplated by this Agreement, during the period from the date of this Agreement to the Effective Time, OSI shall conduct, and it shall cause the OSI Subsidiaries to conduct, its or their respective businesses in the ordinary course and consistent with past practice, subject to the limitations contained in this Agreement, and OSI shall, and it shall cause the OSI Subsidiaries to use commercially reasonable efforts (i) to preserve intact its or their respective business organizations, (ii) to keep available the services of its or their respective officers, agents and employees, (iii) to maintain satisfactory relationships with all Persons with whom any of them does business, (iv) to keep all insurance policies in full force and effect, (v) to maintain all of its assets in good repair, order and condition (ordinary wear and tear excepted), including Permits, (vi) to maintain the books, accounts and records of the business of OSI and the OSI Subsidiaries consistent with past practice and (vii) to comply in all material respects with all Laws applicable to such business.

(b) Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement or as set forth in Schedule 4.1, after the date of this Agreement and prior to the Effective Time, neither OSI nor any OSI Subsidiary will, without the prior written consent of Buyer:

(i) amend or propose to amend its Organizational Documents;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any shares of, the capital stock, or other securities or interests of OSI or any OSI Subsidiary including, but not limited to, any securities convertible into or exchangeable for shares of capital stock or interests or other securities of any class of OSI or any OSI Subsidiary, except for (A) the issuance of shares of Class B Common Stock pursuant to the conversion of shares of Class A Preferred Stock in accordance with the rights and preferences of the Class B Common Stock set forth in the Certificate of Incorporation of OSI and (B) the conversion of Stock Units outstanding on the date of this Agreement in accordance with their present terms;

(iii) split, combine or reclassify any shares of its capital stock or other interests, or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock or other interests, other than dividends or distributions to its parent by an OSI Subsidiary wholly owned by OSI, or redeem, purchase or otherwise acquire or offer to acquire any shares of its capital stock or other securities except for repurchases of OSI Common Stock pursuant to existing purchase obligations from employees whose employment is terminated;

(iv) other than with respect to Portfolio Acquisitions, create, incur or assume any debt, or make any loans, advances or capital contributions to, or investments in, any other Person (other than to a wholly owned OSI Subsidiary or pursuant to the terms of agreements as in effect on the date hereof and/or customary advances to employees made in the ordinary course of business consistent with past practice) or assume, guarantee, endorse or otherwise become liable or responsible for (whether directly, indirectly, contingently or otherwise) any material obligation of any Person, other than OSI or any wholly owned OSI Subsidiary;

(v) make any capital expenditures in excess of the budget attached hereto as Schedule 4.1(v) (the “Budget”) or, to the extent not provided in the budget, $250,000;

(vi) sell, transfer, mortgage, pledge, license, sublicense or otherwise dispose of, or encumber, or agree to sell, transfer, mortgage, pledge, license, sublicense or otherwise dispose of or encumber (including by merger, consolidation, asset sale or other business combination, including the formation of a joint venture), any assets or properties, real, personal or mixed, tangible or intangible, other than for fair value (A) in the ordinary course of business consistent with past practice and having a net book value not in excess of $250,000 individually or $500,000 in the aggregate, (B) to secure indebtedness permitted by the preceding clause (iv) of this Section 4.1 or (C) in the case of Permitted Liens;

(vii) (A) make any material acquisition, by purchase or other acquisition of stock or other equity interests, by merger, consolidation or other business combination (including by formation of a material joint venture) or (B) make any material purchases of any property or assets from any Person (other than acquisitions of inventory and other assets in the ordinary course of business consistent with past practice);

(viii) except as necessary to comply with any applicable Law or pursuant to a Contract in accordance with its terms in effect on the date of this Agreement, make any change in the salary, compensation or benefits of any employees other than ordinary course salary increases in amounts and at times consistent with past practice;

(ix) accelerate the billing or the realization of amounts payable to it in respect of the business of OSI and the OSI Subsidiaries or delay the payment of liabilities of such business beyond the ordinary course of business consistent with past practice;

(x) other than in the ordinary course of business and consistent with past practice or pursuant to an OSI Material Contract (A) pay any compensation, bonus or distribution to any employee or (B) increase or accelerate the vesting or payment of the compensation payable or the benefits provided or to become payable or provided, or make other payment of any amounts not due to any employee, provided, however, OSI may pay any one-time bonus to any employee so long as it is either paid or accrued on the financial statements of OSI prior to the Closing Date and such payments to not exceed in the aggregate $1.0 million or (C) enter into any new or amend any existing employment or consulting agreement with any employee or consultants or service providers except where Buyer has requested or approved the termination of any relationship;

(xi) other than in the ordinary course of business and consistent with past practice, enter into, establish, amend or terminate any employment, retention, or change in control, agreement, or any other bonus or incentive compensation agreement or plan, including any OSI Employee Benefit Plan (except as may be necessary to comply with applicable Law);

(xii) make any material elections with respect to Taxes that are inconsistent with the prior elections reflected in the OSI Financial Statements as of and for the period ended December 31, 2006 or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the Tax liability of OSI or any of the OSI Subsidiaries for any period ending after the Closing Date or decreasing any Tax attribute of OSI or any of the OSI Subsidiaries existing on the Closing Date;

(xiii) cancel or forgive any material debts due to, or claims of, OSI or waive any rights of material value to OSI;

(xiv) take any action or fail to take any action intended or expected to materially impede or delay the ability of the parties to obtain any necessary consents or approvals required for the transactions contemplated hereby or to perform OSI’s covenants and agreements under this Agreement;

(xv) waive, release, settle or compromise any pending material Litigation against OSI or any of the OSI Subsidiaries or adversely affecting the future conduct of the business of OSI or the OSI Subsidiaries;

(xvi) materially reduce or allow any insurance policy held for the benefit of OSI to terminate prior to the Closing Date except to the extent such insurance is replaced by comparable insurance, except in the ordinary course of business and consistent with past practice,

(xvii) take any action or omit to take any action, which action or omission, if taken prior to, on or after the date hereof, would have or be reasonably expected to have an OSI Material Adverse Effect;

(xviii) enter into any agreement or transaction or series of agreements or transactions, whether for the purchase or sale of materials, supplies, component parts or other items or services or otherwise, which is outside the ordinary course of its business and which is not contemplated by the Budget and involves in excess of $250,000 individually or in the aggregate for all such agreements or transactions with any one Person or affiliated group of Persons;

(xix) change any accounting practices or policies, except as required by generally accepted accounting principles or Laws or as required by OSI’s auditors after consultation with Buyer’s auditors;

(xx) reduce the amount of any reserves reflected on the Latest Balance Sheet, other than in the ordinary course of business and consistent with past practice;

(xxi) write-down the value of any asset or investment on the books or records of OSI or any OSI Subsidiary, except for depreciation or amortization taken in the ordinary course of business consistent with past practice, and except for portfolio write downs made in accordance with SOP 03-3;

(xxii) enter into, amend, modify, terminate or waive any material rights under any OSI Material Contract or any material agreement or other material obligation that restricts, in any material respect, the activities of OSI or an OSI Subsidiary;

(xxiii) enter into any Contract with a Related Party;

(xxiv) adopt a plan of liquidation, dissolution, merger, consolidation, share exchange, restructuring, recapitalization, or other reorganization; or

(xxv) resolve, agree, commit or arrange to do any of the foregoing.

(c) With respect to any Portfolio Acquisitions, after the date of this Agreement and prior to the Effective Time, neither OSI nor any OSI Subsidiary will make any Portfolio Acquisitions with a purchase price in excess of $2 million without the prior written consent of Buyer, which consent shall be granted or denied by Buyer within 48 hours of any request for consent and shall not be unreasonably withheld. In the event Buyer reviews the underwriting of a Portfolio Acquisition in connection with granting its consent, Buyer agrees that it will not submit its own bid, either directly or indirectly, with respect to the applicable Portfolio Acquisition.

4.2 Notification of Certain Matters. OSI shall give prompt notice to Buyer if any of the following occurs after the date of this Agreement: (a) receipt of any notice or other communication from any third party alleging that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, other than a Consent disclosed pursuant to Section 2.5 or Section 2.6 above; (b) receipt of any material notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; (c) the occurrence of an Event which would reasonably be expected to have an OSI Material Adverse Effect; (d) any material event, condition, fact, circumstance, occurrence, transaction or other item after the date hereof and prior to the Closing that would constitute a violation or breach of this Agreement (or a breach of any representation or warranty contained herein) or, if the same were to continue to exist as of the Closing Date, would constitute the non-satisfaction of any of the conditions set forth in Article V hereof; and (e) any material event, condition, fact, circumstance, occurrence, transaction or other item which would have been required to have been disclosed pursuant to the terms of this Agreement had such event, condition, fact, circumstance, occurrence, transaction or other item existed as of the date hereof; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

4.3 Access and Information.

(a) Between the date of this Agreement and the Effective Time, OSI will give, and will cause each of the OSI Subsidiaries to give, and shall direct its financial advisors, accountants and legal counsel to give, upon reasonable notice, Buyer, its lenders, financial advisors, accountants and legal counsel and their respective authorized representatives at all reasonable times reasonable access to all offices and other facilities and to all contracts, agreements, commitments, books and records of or pertaining to OSI and the OSI Subsidiaries, will permit the foregoing to make such reasonable inspections as they may require and will cause its officers promptly to furnish Buyer with such financial and operating data and other information with respect to the business and properties of OSI and the OSI Subsidiaries as Buyer may from time to time reasonably request in connection with the transactions contemplated hereby. The foregoing access will be subject to restrictions contained in applicable Laws (such as Laws relating to privacy and data protection), and confidentiality agreements to which OSI is subject and of which Buyer has been advised prior to the date of this Agreement and are set forth on Schedule 2.14 - I (if requested, prior to the date hereof); provided that OSI shall use commercially reasonable efforts to obtain waivers of such restrictions.

(b) From and after the Closing, Buyer shall provide the Stockholders’ Representative and its representatives with reasonable access, for any reasonable purpose, including but not limited to (a) defending any claim in respect of which a Notice of Dispute has been served on the Stockholders’ Representative, (b) preparing the Tangible Net Worth Schedule as referred to in Section 1.13, or (c) defending any claim in respect of which an Indemnification Notice has been served on the Stockholders’ Representative, during normal business hours, to all books and records of OSI, including, but not limited to, accounting and Tax records, sales and purchase documents, notes, memoranda, test records and any other electronic or written data (“Records”) pertaining or relating to the period prior to the Effective Time. To the extent deemed necessary by the Stockholders’ Representative, the Stockholders’ Representative may retain copies of such Records prior to providing the originals to Buyer, or, as soon as practicable after Closing, Buyer shall provide to the Stockholders’ Representative copies of all or any portion of such Records as requested by the Stockholders’ Representative. Unless otherwise consented to in writing by the Stockholders’ Representative, Buyer shall not, for a period consistent with Buyer’s normal documentation policies and practices, following the date hereof or such longer period as retention thereof is required by applicable Law, destroy, alter or otherwise dispose of (or allow the destruction, alteration or disposal of) any of the Records.

4.4 Stockholder Approval. As soon as practicable after the date hereof, but in no event more than fifteen (15) business days after the date hereof, OSI will provide notice to the stockholders of OSI of a special meeting (the “OSI Stockholder Meeting”), the purpose of which shall be approving and adopting this Agreement and for such other purposes as may be necessary or desirable in connection with effectuating the transactions contemplated hereby. Such meeting shall be scheduled for no more than thirty (30) days following the effective date of the notice of meeting. The approval obtained at such meeting is hereinafter referred to as the “OSI Stockholder Approval.”

4.5 Commercially Reasonable Efforts.

(a) Upon the terms and subject to conditions herein provided, each of the parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Merger and the other transactions contemplated by this Agreement including, but not limited to (i) obtaining any third party Consent required in connection with the execution and delivery by such party of this Agreement or the consummation by such party of the transactions contemplated hereby, (ii) obtaining all Consents from Governmental Authorities required for the consummation of the Merger and the transactions contemplated hereby, (iii) making all necessary filings under the HSR Act within ten (10) business days of execution of this Agreement and timely supplying any additional information and documentary material that may be requested pursuant to the HSR Act and to take or cause to be taken all other action necessary, proper or advisable consistent with this Section 4.5 to cause the expiration or termination of the applicable waiting periods or receipt of required authorizations, as applicable, under the HSR Act; (iv) cooperating with Buyer in working to obtain a waiver and/or relief from the State of New Jersey as to Buyer’s status following the acquisition, including eliminating reporting and monitoring requirements, and all restrictions on Buyer’s ability to do business with the State of New Jersey; and (v) obtaining the consent of the customers set forth on Schedule 4.5(a) and any others which the parties agree upon in good faith. In furtherance thereof, each party shall use its commercially reasonable efforts to obtain early termination of the waiting period under the HSR Act.

(b) Without limiting the generality of the undertakings pursuant to this Section 4.5, each of OSI and Buyer and Acquisition Subsidiary agrees to take or cause to be taken the following actions: (i) the prompt provision to each Governmental Entity with jurisdiction over enforcement of any antitrust or competition Laws applicable to OSI, Buyer or Acquisition Subsidiary (“Government Antitrust Entity”) of non-privileged information and documents requested by such Government Antitrust Entity or that are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement; and (ii) the prompt use of its commercially reasonable efforts to avoid the entry of any decree, injunction, judgment, order, stay, ruling, assessment or writ of any Governmental Entity (“Order”) that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement; provided, however, in no event shall Buyer be required to sell or otherwise dispose of any assets, categories of assets or businesses in order to comply with this Section 4.5.

4.6 Public Announcements. So long as this Agreement is in effect, none of the parties shall, and shall cause their respective Affiliates not to, issue or cause the publication of any press release or any other announcement with respect to the Merger or the transactions contemplated by this Agreement without the consent of the other parties, except when such release or announcement is required by applicable Law, in which case the party so required to make such announcement shall, prior to making such announcement, to the extent practicable, consult with the other parties regarding the same.

4.7 No Solicitation of Acquisition Proposal.

(a) OSI shall, and shall direct and use its reasonable best efforts to cause its officers, directors, employees, representatives and agents to, immediately cease any discussions or negotiations with any parties that may be ongoing with respect to an OSI Acquisition Proposal. OSI shall not, nor shall it permit any of the OSI Subsidiaries to, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial advisors, attorney, accountant or other representative retained by it or any of the OSI Subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any OSI Acquisition Proposal or (ii) participate in any discussions or negotiations regarding any OSI Acquisition Proposal; provided, however, that OSI may engage in discussions with, and furnish information concerning OSI and the OSI Subsidiaries and their businesses, properties and assets to, any third party which makes an OSI Acquisition Proposal prior to OSI obtaining the OSI Stockholder Approval only if the Board of Directors of OSI concludes in good faith after consultation with its outside counsel that such OSI Acquisition Proposal is superior, from a financial point of view, to the stockholders of OSI and that the failure to take such action would present a reasonable possibility of violating the fiduciary obligations of such Board of Directors to OSI’s stockholders under applicable Law; provided, further, however, that OSI shall not, and shall direct and use its commercially reasonable efforts to cause its officers, directors, employees, representatives and agents not to, enter into substantive discussions or disclose any confidential information to such third party without first entering into a confidentiality agreement on substantially the same terms as the confidentiality agreement between OSI and Buyer (and shall in each case provide all such information provided to the third party to Buyer). “OSI Acquisition Proposal” means any inquiry, proposal or offer from any Person relating to any direct or indirect acquisition or purchase of fifty percent (50%) or more of the assets of OSI or any of the OSI Subsidiaries, or fifty percent (50%) or more of any class of equity securities of OSI or any of the OSI Subsidiaries, any tender offer or exchange offer that if consummated would result in any Person beneficially owning fifty percent (50%) or more of any class of equity securities of OSI or any of the OSI Subsidiaries, any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving OSI or any of the OSI Subsidiaries, or any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Merger, other than the transactions contemplated by this Agreement.

(b) Neither the Board of Directors of OSI nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Buyer, the approval or recommendation by such Board of Directors of this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any OSI Acquisition Proposal other than the Merger, or (iii) cause OSI to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, a “OSI Acquisition Agreement”) related to any OSI Acquisition Proposal other than the Merger, unless in the case of clauses (i)-(iii), such Board of Directors concludes, with advice of counsel, that such OSI Acquisition Proposal is superior, from a financial point of view, to the stockholders of OSI (a “Superior Proposal”) and that it is required to do so by its fiduciary duties under applicable Law; provided that OSI shall have paid to Buyer the break up fee set forth in Section 6.3(b) concurrently with such action; provided further that OSI shall have provided prior written notice to Buyer and Acquisition Subsidiary at least three (3) business days in advance of such withdrawal and Buyer shall not have made, within three (3) calendar days of receipt of such notice, a proposal that the Board of Directors of OSI shall have determined to be at least as favorable to OSI as the Superior Proposal (a “Comparable Proposal”).

(c) In addition to the obligations of OSI set forth in paragraphs (a) and (b) of this Section 4.7, OSI shall use commercially reasonable efforts to promptly (but in any event within one (1) business day) advise Buyer orally and in writing of any OSI Acquisition Proposal or of any request which the Board of Directors of OSI determines in good faith, after consultation with its financial advisors and outside counsel, would reasonably be expected to result in an OSI Acquisition Proposal, the material terms and conditions of such request or OSI Acquisition Proposal and the identity of the Person making such request or OSI Acquisition Proposal on a current basis (but in any event within forty-eight (48) hours after it becomes aware of such changes), subject to any applicable confidentiality obligations. OSI will keep Buyer informed of the status and details (including amendments or proposed amendments) of any such request or OSI Acquisition Proposal, subject to any applicable confidentiality obligations.

4.8 Employment Matters. Following the Effective Time, the Buyer shall, or shall cause one of its Affiliates to, maintain for the benefit of employees of the Surviving Corporation employee benefit plans, programs, policies and arrangements that are similar to those provided to similarly situated employees of Buyer and its Affiliates. With respect to any employee of OSI or an OSI Subsidiary set forth on Schedule 4.8, Buyer agrees that if such employee is terminated (other than for cause) within the one year period following Closing, Buyer will enter into or cause OSI to enter into a Separation Agreement and Release with each such individual substantially in the form attached hereto as Exhibit D. Further, neither Buyer nor any of Affiliates shall take any action after the Effective Time which would require notification under the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) to have been given on or prior to the Closing Date or which would create any liability to OSI or any of its Affiliates thereunder.

4.9 Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the transactions contemplated hereby, OSI and the members of its Board of Directors will grant such approvals and will take such other actions as are necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and will otherwise act to eliminate or minimize the effects of any Takeover Statute on the Merger and any of the other transactions contemplated hereby.

4.10 Buyer Consents. Buyer shall use commercially reasonable efforts to obtain any Consents set forth on Schedule 3.4 prior to the Closing.

ARTICLE V

CONDITIONS

5.1 Conditions to Each Party’s Obligations. The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver on or prior to the Closing Date of the following conditions:

(a) Stockholder Approval. OSI shall have obtained the OSI Stockholder Approval.

(b) No Injunction or Action. No Order or Litigation (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any court or other Governmental Authority, which prohibits or prevents the consummation of the Merger and which has not been vacated, dismissed or withdrawn by the Closing Date; provided, however, that this condition shall not be deemed satisfied with respect to any party that has failed to use the efforts required of such party pursuant to Section 4.5 to avoid entry of such Order or Litigation or to cause such Order or Litigation to be challenged or overturned.

(c) Governmental Approvals. All Consents as set forth on Schedule 2.5 and Schedule 3.3 of any Governmental Authority required for the consummation of the Merger and the transactions contemplated by this Agreement shall have been obtained.

(d) HSR Act. The waiting period applicable to the Merger under the HSR Act shall have expired or earlier termination thereof shall have been granted, and no action shall have been instituted by either the United States Department of Justice or the Federal Trade Commission to prevent the consummation of the transactions contemplated by this Agreement or to modify or amend such transactions in any material manner, or if any such action shall have been instituted, it shall have been withdrawn or a final order having the effect of permitting the consummation of the transactions contemplated by this Agreement shall have been entered by or against such Department or Commission, as the case may be.

(e) Required Third Party Consents. All required Consents of any Person (other than a Governmental Authority) listed on Schedule 5.1(e) to the Merger or the other transactions contemplated hereby shall have been obtained.

5.2 Conditions to Obligations of OSI. The obligation of OSI to effect the Merger shall be subject to the fulfillment on or prior to the Closing Date of the following additional conditions, any one or more of which may be waived by OSI:

(a) Buyer Representations and Warranties. Each of the representations and warranties set forth in Article III that is qualified by “materiality” or a similar qualifier shall be true and correct in all respects, and each of such representations and warranties that is not so qualified shall be true and correct in all material respects, in each case, on the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which will be determined only as of the specified date).

(b) Performance by Buyer. Buyer shall have performed and complied with all of the covenants and agreements in all material respects and satisfied in all material respects all of the conditions required by this Agreement to be performed or complied with or satisfied by Buyer on or prior to the Closing Date.

(c) Certificates and Other Deliveries. Each of Buyer and Acquisition Subsidiary shall have delivered to OSI (i) a certificate executed on its behalf by its Chief Executive Officer to the effect that the conditions set forth in Sections 5.2(a) and 5.2(b), above, have been satisfied; (ii) a certificate of existence from the Secretary of State of its jurisdiction of incorporation stating that it is a validly existing corporation, dated within five (5) business days of the Closing Date; (iii) duly adopted resolutions of the Board of Directors of Buyer and Acquisition Subsidiary approving the execution, delivery and performance of this Agreement and the instruments contemplated hereby and duly adopted resolutions of the Board of Directors and stockholders of Buyer and Acquisition Subsidiary approving the Merger, each certified by its Secretary or an Assistant Secretary and (iv) the Escrow Agreement (the “Escrow Agreement”) in substantially the form attached hereto as Exhibit E, duly executed by Buyer.

5.3 Conditions to Obligations of Buyer and Acquisition Subsidiary. The obligations of Buyer and Acquisition Subsidiary to effect the Merger shall be subject to the fulfillment on or prior to the Closing Date of the following additional conditions, any one or more of which may be waived by Buyer:

(a) OSI Representations and Warranties. Each of the representations and warranties set forth in Article II that is qualified by “materiality,” “OSI Material Adverse Effect” or a similar qualifier shall be true and correct in all respects, and each of such representations and warranties that is not so qualified shall be true and correct in all material respects, in each case, on the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which will be determined only as of the specified date).

(b) Performance by OSI. OSI shall have performed and complied with all of the covenants and agreements in all material respects and satisfied in all material respects all of the conditions required by this Agreement to be performed or complied with or satisfied by OSI on or prior to the Closing Date.

(c) Tax Affidavits. OSI shall have delivered to Buyer a duly executed affidavit that neither OSI nor any of the OSI Subsidiaries is a United States real property holding company as defined in Section 897(c)(2) of the Code; provided, however, that if OSI fails to deliver such affidavit, the Closing shall proceed at Buyer’s option, and Buyer shall be entitled to withhold amounts required to be withheld pursuant to Section 1445 of the Code, as determined by Buyer in good faith.

(d) Certificates and Other Deliveries. OSI shall have delivered to Buyer (i) a certificate executed on its behalf by its Chief Executive Officer to the effect that the conditions set forth in Sections 5.3(a) and 5.3(b) above, have been satisfied; (ii) a certificate from the Secretary of State of Delaware stating that OSI is a validly existing corporation in good standing, dated within five (5) business days of the Closing Date; (iii) duly adopted resolutions of the Board of Directors of OSI approving the execution, delivery and performance of this Agreement and the instruments contemplated hereby and duly adopted resolutions of the Board of Directors and stockholders of OSI approving the Merger, each certified by the Secretary or an Assistant Secretary of OSI; and (iv) the Escrow Agreement, duly executed by the Stockholders’ Representative.

(e) No OSI Material Adverse Effect. There shall not have been any OSI Material Adverse Effect.

(f) Resignations. OSI shall have caused to be delivered to Buyer written resignations of all directors of OSI and OSI Subsidiaries effective as of the Closing.

(g) Leased Real Property. Buyer shall have received estoppels on the Leased Real Property set forth on Schedule 5.3(g).

ARTICLE VI

TERMINATION AND ABANDONMENT

6.1 Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time only as follows, whether before or after approval by the stockholders of OSI and the approval by the stockholders of Buyer referenced herein:

(a) by mutual written consent of OSI and Buyer;

(b) by OSI in the event, subject to Section 4.7, it receives a Superior Proposal and Buyer fails to submit a Comparable Proposal;

(c) by either OSI or Buyer if:

(i) the Merger shall not have been consummated on or before March 1, 2008 (or such other date as may be agreed to by OSI and Buyer); provided, that, no party may terminate this Agreement under this clause (i) if such party’s breach of this Agreement has caused or resulted in the failure of the Merger to occur on or before such date;

(ii) if a Court or Governmental Authority shall have issued an Order or taken any other action, in each case, which has become final and non-appealable and which restrains, enjoins or otherwise prohibits the transactions contemplated hereby;

(iii) the other party materially breaches its obligations under Article IV or Article V, which breach or failure to perform would render unsatisfied any condition contained in this Agreement, and (i) is incapable of being cured, or (ii) if capable of being cured is not cured prior to the earlier of (A) the business day prior to any permitted termination pursuant to Section 6.1(c)(i), or (B) the date that is twenty (20) business days from the date that such party is notified of such breach; or

(iv) at the OSI Stockholder Meeting (including any adjournment or postponement thereof), the OSI Stockholder Approval shall not have been obtained.

6.2 Procedure Upon Termination. In the event of termination pursuant to this Article VI, the Merger shall be abandoned without further action by OSI or Buyer, provided that the agreements contained in Sections 6.2, 6.3, 8.1 and 8.9 hereof shall remain in full force and effect. If this Agreement is terminated as provided herein, each party shall use its reasonable best efforts to redeliver all documents, work papers and other material (including any copies thereof) of any other party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the party furnishing the same. Nothing contained in this Agreement shall relieve any party from any liability for any inaccuracy, misrepresentation or breach of this Agreement prior to termination.

6.3 Breakup Fee.

(a) In connection with the negotiation and signing of this Agreement, Buyer acknowledges and agrees that OSI, its representatives and advisors have devoted significant time and efforts and have incurred significant expenses in connection with the contemplated transaction. OSI and Buyer further agree that (i) in the event that OSI terminates this Agreement pursuant to Section 6.1(c)(iii) and, at such termination, OSI is not in breach in any material respect of its obligations under Article IV or Article V, or (ii) in the event either party terminates the Agreement pursuant to Section 6.1(c)(i) as a result of the failure of Buyer to pay the Merger Consideration, in consideration of the time and efforts expended and the expenses incurred by OSI, its representatives and advisors relating to the transaction contemplated by this Agreement, shall pay OSI a fee which shall be equal to 4.0% of the Merger Consideration. Buyer acknowledges that the agreements contained in this Section 6.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, OSI would not enter into this Agreement. Accordingly, if Buyer fails promptly to pay any amount due to OSI pursuant to this Section 6.3, it shall also pay any costs and expenses incurred by OSI in connection with a legal action to enforce this Agreement that results in a judgment against Buyer for such amount.

(b) In connection with the negotiation and signing of this Agreement, OSI acknowledges and agrees that Buyer, its representatives and advisors have devoted significant time and efforts and have incurred significant expenses in connection with the contemplated transaction. OSI and Buyer further agree that in the event that (i) Buyer terminates this Agreement pursuant to Section 6.1(b), or Section 6.1(c)(iii) and, at such termination, Buyer is not in breach in any material respect of its obligations under Article IV or Article V, or (ii) this Agreement is terminated pursuant to Section 6.1(c)(iv) and within twelve (12) months following such termination, OSI enters into a definitive agreement to consummate, or consummates an OSI Acquisition Proposal, OSI, in consideration of the time and efforts expended and the expenses incurred by Buyer, its representatives and advisors relating to the transaction contemplated by this Agreement, shall pay Buyer a fee which shall be equal to 4.0% of the Merger Consideration. OSI acknowledges that the agreements contained in this Section 6.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Buyer would not enter into this Agreement. Accordingly, if OSI fails promptly to pay any amount due to Buyer pursuant to this Section 6.3, it shall also pay any costs and expenses incurred by Buyer in connection with a legal action to enforce this Agreement that results in a judgment against OSI for such amount.

ARTICLE VII

INDEMNIFICATION

7.1 Stockholder Indemnification. Subject to the terms of the Escrow Agreement, each of the Stockholders of OSI and each of the holders of Stock Units (collectively, for purposes of this Article VII, the “Indemnifying Stockholders”) shall, from and after the Effective Time, jointly and severally, indemnify and hold harmless Buyer and the Surviving Corporation and their respective Affiliates, officers, directors, agents and employees, and each of the heirs, executors, successors and assigns of any of the foregoing (each of the foregoing, an “Acquiror Indemnified Person”), from and against any and all losses, liabilities, damages, claims, suits, settlements, costs and expenses, including costs of investigation, settlement, and defense and reasonable legal fees, court costs, and any interest costs or penalties (collectively, such items, as they relate to Acquiror Indemnified Persons under this Section 7.1 or OSI Indemnified Stockholders under Section 7.2, are referred to as “Indemnifiable Losses”) arising out of:

(a) any breach of any representation or warranty made by OSI in this Agreement (determined without regard to any “OSI Material Adverse Effect” or “materiality” qualifications contained in or otherwise applicable to such representation and warranty;

(b) any breach of, or failure to timely perform, any of the covenants or agreements made by OSI in this Agreement;

(c) the Eckroth Suit (as defined on Schedule 2.7);

(d) any claim by a holder of OSI Shares or Stock Units which relates to the allocation of the Merger Consideration among the holders of the OSI Shares and the holders of the Stock Units; or

(e) any Dissenting Shares, to the extent any amounts paid with respect thereto exceed the applicable portion of Merger Consideration that would have been paid in connection with such Dissenting Shares had they been converted into the right to receive Merger Consideration.

7.2 Buyer Indemnification. Buyer shall, from and after the Effective Time, indemnify and hold harmless each stockholder of OSI and each holder of Stock Units immediately prior to the Effective Time and each of their heirs, executors, successors and assigns (collectively, the “OSI Indemnified Stockholders”) from and against any and all Indemnifiable Losses arising out of:

(a) any breach of any representation or warranty made by Buyer or Acquisition Subsidiary in this Agreement; or

(b) any breach of, or failure to timely perform, any of the covenants or agreements made by Buyer or Acquisition Subsidiary in this Agreement.

7.3 Limits on Indemnification.

(a) Neither the Acquiror Indemnified Persons nor the OSI Indemnified Stockholders may recover in respect of any claim for indemnification as a result of a breach of any representation or warranty in accordance with Section 7.1 or Section 7.2, respectively, unless and until the Indemnifiable Losses in accordance with Section 7.1 or Section 7.2, respectively, have been incurred, paid or accrued in an aggregate amount greater than Two Million Dollars ($2,000,000) (the “Indemnification Threshold”); provided, however, the Indemnification Threshold shall not apply to any Indemnifiable Losses arising out of Section 7.1(d) or Section 7.1(e). Once the Indemnification Threshold has been exceeded with respect to claims as a result of a breach of any representation or warranty pursuant to Section 7.1, the Acquiror Indemnified Persons shall be entitled to recover Indemnifiable Losses as a result of a breach of such representation or warranty incurred, paid or accrued by them in excess of the Indemnification Threshold, from and solely out of the Indemnification Escrow Amount, pursuant to terms of the Escrow Agreement. Once the Indemnification Threshold has been exceeded with respect to claims as a result of a breach of any representation or warranty pursuant to Section 7.2, the OSI Indemnified Stockholders shall be entitled to recover from Buyer all Indemnifiable Losses as a result of a breach of such representation or warranty incurred by them in excess of the Indemnification Threshold. Notwithstanding anything to the contrary in this Agreement, in no event shall the Indemnification Threshold apply to any amounts recovered by Buyer pursuant to the Tangible Net Worth Adjustment.

(b) Subject to Section 7.4(b) below, the period during which claims for indemnification under this Article VII may be initiated shall commence at the Effective Time and terminate at 5:00 p.m., Eastern time, on June 30, 2009 (the “Claim Period”); provided, however, that any claim initiated by written notice from Buyer to the Stockholders’ Representative or from the Stockholders’ Representative to Buyer, as the case may be, setting forth the nature of the claim in reasonable detail, including the estimated amount of the claim, prior to expiration of the Claim Period shall not terminate until the claim is finally resolved. All representations and warranties of the parties contained in this Agreement shall survive the consummation of the Merger and continue until the expiration of the Claim Period, after which time such representations and warranties shall terminate, except that claims with respect to any breach of any representation or warranty initiated prior to the expiration of the Claim Period in accordance with the foregoing do not terminate until such claims are finally resolved.

(c) Other than with respect to fraud or matters for which the remedy of specific performance or injunctive relief or other equitable remedies are available, (i) an Acquiror Indemnified Person shall only be able to satisfy any claims for indemnification for Indemnifiable Losses under this Article VII from the Indemnification Escrow Amount pursuant to the Escrow Agreement, (ii) subject to Section 7.3(c)(i), any Indemnifiable Losses arising out of or related to FCB shall be limited to and shall not exceed $7,000,000 in the aggregate, and (iii) an OSI Indemnified Stockholder shall only be able to satisfy any claims for indemnification for Indemnifiable Losses under this Article VII up to a maximum of $10,000,000.

(d) Any Indemnifiable Losses recoverable shall be reduced in amount by any insurance proceeds that shall be realized by any Acquiror Indemnified Person or any OSI Indemnified Stockholder, respectively, and Buyer, the Surviving Corporation and the other Acquiror Indemnified Persons, on the one hand, and the Stockholders’ Representative, on the other hand, shall use all reasonable efforts to realize such benefits or proceeds.

(e) Except as otherwise provided in this Agreement, no Indemnifying Stockholder shall have any right of contribution, right of indemnity or other right or remedy against the Surviving Corporation or Buyer in connection with any indemnification obligation or any other liability to which such Indemnifying Stockholder may become subject under or in connection with this Agreement.

7.4 Release of Indemnification Escrow Funds; Eckroth Suit.

(a) Subject to the limitations set forth in this Article VII and in the Escrow Agreement, the Indemnification Escrow Amount or any portion thereof shall be released to satisfy Indemnifiable Losses or any Tangible Net Worth Adjustment as provided in Section 1.13 hereof.

(b) Buyer agrees to defend (or cause OSI to defend) the Eckroth Suit zealously and in good faith following the Closing. No claim shall be made by any Acquiror Indemnified Person with respect to the Eckroth Suit until the Eckroth Suit has been settled or a final, non-appealable decision has been made with respect thereto (in either case, a “Final Decision”). If prior to June 30, 2009, a Final Decision has not been made with respect to the Eckroth Suit, a portion of the Indemnification Escrow Amount not to exceed $2,000,000 shall be retained to cover any Indemnifiable Losses that are reasonably expected to arise in connection therewith to the extent such losses related to the Eckroth Suit combined with other Indemnifiable Losses arising prior to June 30, 2009 exceed the Indemnification Threshold (such excess is hereinafter referred to as the “Eckroth Escrow Amount”). The Eckroth Escrow Amount shall be determined in good faith by the counsel primarily responsible for the Eckroth Suit based on the facts and circumstances known and existing immediately prior to June 30, 2009. The Eckroth Escrow Amount shall be retained until a Final Decision has been made. Subject to the limitations set forth in this Article VII, any Indemnifiable Losses arising out of the Eckroth Suit (“Eckroth Losses”) shall be paid out of and shall be limited to the Eckroth Escrow Amount (it being understood that such limitation shall not apply during the Claim Period). Any portion of the Eckroth Escrow Amount remaining after a Final Decision has been made and any Eckroth Losses have been paid out of the Eckroth Escrow Amount shall be paid to the Stockholders’ Representative’s Post-Closing Account for distribution to the stockholders of OSI and holders of Stock Units.

7.5 Tax Treatment. The parties agree that any indemnification payment made pursuant to this Agreement shall be treated as an adjustment to the Merger Consideration for Tax purposes unless a “Final Determination” with respect to the indemnified party or any of its Affiliates causes any such payment not to be treated as an adjustment to such Merger Consideration for federal income Tax purposes. For purposes of this Agreement “Final Determination” means (i) with respect to federal income Taxes, a “determination” as defined in Section 1313(a) of the Code or execution of an IRS Form 870 AD and, (ii) with respect to Taxes other than federal income Taxes, any final determination of liability in respect of a Tax that, under applicable Law, is not subject to further appeal, review or modification through proceedings or otherwise (including the expiration of a statute of limitations or a period for the filing of claims for refunds, amended Returns or appeals from adverse determinations).

7.6 Indemnification Procedures. With respect to each event, occurrence or matter (an “Indemnification Matter”) as to which an Acquiror Indemnified Person or an OSI Indemnified Stockholder, as the case may be (the “Indemnitee”) is entitled to indemnification from the Indemnifying OSI Stockholders or Buyer, as the case may be (the “Indemnitor”):

(a) The Indemnitee shall give the Indemnitor prompt written notice (an “Indemnification Notice”) of any matter or event that could give rise to a claim for indemnification by the Indemnitor under this Article VII, including any Third Party Claim. Each Indemnification Notice shall specify the basis on which indemnification is sought and the Indemnitee’s good faith estimate of the amount of its Losses and, in the case of a Third Party Claim, contain (by attachment or otherwise) such other information as such Indemnitee may have concerning such Third Party Claim. After the delivery of an Indemnification Notice, the Indemnitee shall provide prompt written notice to the Indemnitor of all developments relating to the claim in the related Indemnification Notice and any material changes in Indemnitee’s good faith estimate of the amount of its Indemnifiable Losses. The Indemnitee shall provide the Indemnitor with reasonable access, upon reasonable notice and during normal business hours, to its books and records, properties and personnel relating to the claim in the Indemnification Notice. The Indemnitee will not be entitled to indemnification for Losses of the Indemnitee to the extent that any delay in providing an Indemnification Notice or notice of future developments or other failure to follow the procedures set forth in this Article VII actually and materially prejudices the Indemnitor’s ability to defend a Third Party Claim.

(b) If an Indemnitee is entitled to indemnification hereunder in connection with a third party action, suit, claim or demand (a “Third Party Claim”), the Indemnitor may, at its expense and through counsel of its choice, assume and have sole control over the litigation, defense or settlement (“Defense”) of the Indemnification Matter, except that (i) the Indemnitee may, at its option and expense and through counsel of its choice, participate in (but not control) the Defense; (ii) the Indemnitee may, at its option and expense and through counsel of its choice, assume control of the Defense (provided that the Indemnitor shall be entitled to participate in the Defense at its expense and through counsel of its choice) if the Indemnitee reasonably believes in good faith that an adverse determination with respect to the Indemnification Matter would have a material adverse effect on the Indemnitee, its business or its financial condition beyond the scope of the indemnification obligation of the Indemnifying Parties; provided, that the Indemnitee first provides reasonable written notice to the Indemnitor of its concerns and intent to assume control; and (iii) if the Indemnitor does not promptly assume control over the Defense or, after doing so, does not continue to prosecute the Defense in good faith, the Indemnitee may, at its option and through counsel of its choice, but at the Indemnitor’s expense, assume control over the Defense (provided that the Indemnitee first provides reasonable written notice to the Indemnitor of its concerns and intent to assume control). The party controlling the Defense shall not consent to any Order, or agree to any settlement, without the other party’s prior written consent (which consent shall not be unreasonably withheld), unless in the event Indemnitor is controlling the Defense, such Order or settlement provides solely for the payment of money by the Indemnitor and contains no admission of guilt or further obligation on the part of the Indemnitee. In any event, the Indemnitor and the Indemnitee shall fully cooperate with each other in connection with the Defense, including by furnishing all available documentary or other evidence as is reasonably requested by the other.

(c) All amounts owed by the Indemnitor to the Indemnitee (if any) shall be paid in full within ten (10) Business Days after a final Order (after allowing Indemnitor the option of exhausting all possible appeals) determining the amount owed is rendered, or after a final settlement or agreement as to the amount owed is executed. If the amounts owed by the Indemnitor to the Indemnitee are not paid when due, interest shall accrue on such amount at the rate of six percent (6%) per annum compounded until paid in full.

ARTICLE VIII

MISCELLANEOUS

8.1 Confidentiality. Unless (i) otherwise expressly provided in this Agreement, (ii) required by applicable Law, (iii) necessary to secure any required Consents as to which the other party has been advised, or (iv) consented to in writing by Buyer and OSI, this Agreement and any information or documents furnished in connection herewith shall be kept strictly confidential by OSI and the OSI Subsidiaries, Buyer and the Buyer Subsidiaries, and their respective officers, directors, employees and agents. Prior to any disclosure pursuant to the preceding sentence, the party intending to make such disclosure shall consult with the other party regarding the nature and extent of the disclosure. Subject to the preceding sentence, nothing contained herein shall preclude disclosures to the extent necessary to comply with disclosure obligations imposed by applicable Law. In the event the Merger is not consummated, Buyer and OSI shall return to the other all documents furnished by the other and all copies thereof made by such party and will hold in absolute confidence all information obtained from the other party except to the extent (i) such party is required to disclose such information by Law or such disclosure is necessary in connection with the pursuit or defense of a claim, (ii) such information was known by such party prior to such disclosure or was thereafter developed or obtained by such party independent of such disclosure, (iii) such party received such information on a non-confidential basis from a source, other than the other party, which is not known by such party to be bound by a confidentiality obligation with respect thereto or (iv) such information becomes generally available to the public or is otherwise no longer confidential. Prior to any disclosure of information pursuant to the exception in clause (i) of the preceding sentence, the party intending to disclose the same shall so notify the party which provided the same in order that such party may seek a protective order or other appropriate remedy should it choose to do so.

8.2 Transfer Taxes. All sales, use, value-added, gross receipts, excise, registration, stamp duty, transfer or other similar taxes or governmental fees (“Transfer Taxes”) imposed or levied by reason of, in connection with or attributable to this Agreement and the transactions contemplated hereby shall be borne equally by Buyer, on the one hand, and the stockholders of OSI, on the other hand. The parties shall cooperate with each other to the extent reasonably requested and legally permitted to minimize any such Transfer Taxes.

8.3 Amendment and Modification. At any time prior to or after obtaining the OSI Stockholder Approval and prior to the Effective Time, this Agreement may be amended, modified or supplemented only by a written agreement among OSI and Buyer, except that after the OSI Stockholder Approval has been obtained there shall be no amendment or modification to the provisions hereof with respect to the Merger Consideration as provided herein nor any amendment or change not permitted under applicable Law, without further approval by the stockholders of OSI.

8.4 Waiver of Compliance; Consents. Any failure of OSI on the one hand, or Buyer and the Acquisition Subsidiary on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by Buyer on the one hand, or OSI on the other hand, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 8.4.

8.5 Survival of Representations and Warranties. The respective representations and warranties of OSI and Buyer contained herein or in any certificates or other documents delivered prior to or at the Closing shall survive the execution and delivery of this Agreement, notwithstanding any investigation made or information obtained by the other party, in accordance with Section 7.3(a).

8.6 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in Person, by facsimile, receipt confirmed, or on the next business day when sent by overnight courier or on the second succeeding business day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(i) if to OSI, to:

390 South Woods Mill Road, Suite 350

Chesterfield, Missouri 63017

Attention: Eric Fencl, General Counsel

Telephone: (314) 514-2634

Facsimile: (314) 514-2672

with a copy to:

Bryan Cave LLP

One Metropolitan Square

211 North Broadway, Suite 3600

St. Louis, Missouri 63102-2750

Attention: Peter D. Van Cleve

Telephone: (314) 259-2000

Facsimile: (314) 259-2020

(ii) if to Buyer or the Acquisition Subsidiary, to:

NCO Group Inc.

507 Prudential Road

Horsham, PA 19044

Attention: Michael J. Barrist

Telephone: (215) 441-2101

Facsimile: (215) 441-3908

with a copy to:

Blank Rome LLP

One Logan Square

130 N. 18th Street

Philadelphia, PA 19103

Attention: Lawrence R. Wiseman

Telephone: (215) 569-5549

Facsimile: (215) 832-5549

8.7 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto prior to the Effective Time without the prior written consent of the other parties hereto; provided, however, that Buyer may assign its rights (but not its obligations) hereunder to any of its direct or indirect Subsidiaries and Affiliates.

8.8 Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses whether or not the transactions contemplated hereby are consummated, except that any and all filing fees in respect of any filings required to be made by OSI and Buyer pursuant to the HSR Act shall be borne by Buyer (other than any legal and accounting fees and expenses incurred by a party in connection with filings required pursuant to the HSR Act, which shall be paid by the party incurring such fees and expenses).

8.9 Governing Law and Jurisdiction. This Agreement shall be deemed to be made in, and in all respects shall be interpreted, construed and governed by and in accordance with the internal Laws of, the State of Delaware, and the parties hereto consent to the jurisdiction of the courts of or in the State of Delaware in connection with any dispute or controversy relating to or arising out of this Agreement and the transactions contemplated hereby. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION RELATED TO OR ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

8.10 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

8.11 Interpretation. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. No rule of construction shall apply to this Agreement which construes ambiguous language in favor of or against any party by reason of that party’s role in drafting this Agreement. As used in this Agreement, (i) the term “Person” shall mean and include an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an association, an unincorporated organization, a Governmental Authority and any other entity; (ii) the term “Affiliate,” with respect to any Person, shall mean and include any Person controlling, controlled by or under common control with such Person; and (iii) the term “Subsidiary” of any specified Person shall mean any corporation 50 percent or more of the outstanding voting power of which, or any partnership, joint venture, limited liability company or other entity 50 percent or more of the total equity interest of which, is directly or indirectly owned by such specified Person, but with respect to OSI, such term shall not include Federal Collection Bureau (“FCB”). As used in this Agreement, the terms “OSI’s Knowledge,” “to the Knowledge of OSI” or words of similar import mean the actual, current awareness of those individuals set forth on Schedule 8.11 attached hereto. All schedules and exhibits attached to this Agreement are incorporated herein by this reference and all references herein to this “Agreement” shall mean this Agreement together with all such schedules and exhibits. When a reference is made in this Agreement to Sections, subsections, schedules or exhibits, such reference shall be to a Section, subsection, schedule or exhibit to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The word “herein” and similar references mean, except where a specific Section or Article reference is expressly indicated, the entire Agreement rather than any specific Section or Article. The table of contents and the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. As used herein, all pronouns shall include the masculine, feminine, neuter, singular and plural thereof whenever the context and facts require such construction.

8.12 Entire Agreement. This Agreement and the other agreements, documents or instruments referred to herein or executed in connection herewith including, but not limited to, the Schedules attached hereto, which Schedules are incorporated herein by reference, embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants, or undertakings, other than those expressly set forth or referred to herein. This Agreement supersedes all prior agreements and the understandings between the parties with respect to such subject matter.

8.13 Severability. In case any provision in this Agreement or in any of the other agreements, documents or instruments referred to herein shall be held invalid, illegal or unenforceable in any jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof or thereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction.

8.14 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions in this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties further agree that each party shall be entitled to an injunction or restraining order to prevent breaches hereof or thereof and to enforce specifically the terms and provisions hereof or thereof in any court of the United States or any state having jurisdiction, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at Law or in equity.

8.15 Third Parties. Except for the provisions of Section 1.5, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the other transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a party hereto or thereto, or, a successor or permitted assign of such a party.

[Signatures on Following Page]

IN WITNESS WHEREOF, Buyer, Acquisition Subsidiary and OSI have caused this Agreement to be signed and delivered by their respective duly authorized officers as of the date first above written.

OUTSOURCING SOLUTIONS INC.

By	/s/ Kevin T. Keleghan
Name:	Kevin T. Keleghan
Title:	President & CEO

NCO GROUP, INC.

By	/s/ Michael J. Barrist
Name:	Michael J. Barrist
Title:	President

NCO ACQUISITION SUB, INC.

By	/s/ Michael J. Barrist
Name:	Michael J. Barrist
Title:	President

STOCKHOLDERS’ REPRESENTATIVE
(with respect to Section 1.17 only)

By	/s/ Paul Wood
Name:	Paul Wood

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